EXHIBIT 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

INFINITY INTERMEDIATE HOLDINGS, LLC,

IPREO PARENT HOLDCO LLC,

MARKIT NORTH AMERICA, INC.,

IREDELL HOLDINGS LLC,

and, solely for purposes of Section 11.17,

IHS MARKIT LTD.

Dated as of May 19, 2018

TABLE OF CONTENTS

i

Annexes

Annex A	Company Accounting Principles

Exhibits

Exhibit A	Form of Seller Written Consent

Exhibit B	Form of Escrow Agreement

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (as the same may be modified or amended in accordance with the terms hereof, this “Agreement”) is dated as of May 19, 2018 and is by and among Infinity Intermediate Holdings, LLC, a Delaware limited liability company (the “Company”), Ipreo Parent Holdco LLC, a Delaware limited liability company (“Seller”), Markit North America, Inc., a Delaware corporation (“Parent”), Iredell Holdings LLC, a Delaware limited liability company (“Merger Sub”) and, solely for purposes of Section 11.17, IHS Markit Ltd., a Bermuda exempted company (“Guarantor”).

RECITALS

WHEREAS, Seller owns all of the issued and outstanding limited liability company interests of the Company (the “Membership Interests”);

WHEREAS, upon the terms and subject to the conditions hereof, on the Closing Date, Merger Sub will merge with and into the Company (the “Merger”), with the Company being the surviving company;

WHEREAS, the Board of Directors of Guarantor has adopted this Agreement and approved the consummation of the transactions contemplated hereby, including the Merger, in accordance with applicable Law.

WHEREAS, Parent, as the sole member of Merger Sub, has adopted this Agreement and approved the consummation of the transactions contemplated hereby, including the Merger, in accordance with applicable Law;

WHEREAS, immediately following the execution of this Agreement, Seller, as the sole member of the Company, will irrevocably adopt this Agreement and irrevocably approve the consummation of the transactions contemplated hereby, including the Merger, in accordance with applicable Law, pursuant to a written consent in the form attached as Exhibit A (the “Seller Written Consent”); and

WHEREAS, prior to the execution of this Agreement, and as an inducement and condition to Parent’s willingness to enter into this Agreement, the Company has caused one of its Subsidiaries to enter into an amended non-competition agreement with each of Scott Ganeles and Kevin Marcus (the “Management Agreements”).

NOW, THEREFORE, in consideration of the foregoing, the representations, warranties, covenants and agreements set forth in this Agreement, and other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the parties hereby agree as follows:

Article I

DEFINITIONS

Section 1.1 Definitions. Capitalized terms used in this Agreement shall have the meanings set forth in this Agreement. In addition, for purposes of this Agreement, the following terms, when used in this Agreement, shall have the meanings assigned to them in this Section 1.1.

“Action” means any audit, action, claim, complaint, investigation, litigation, suit, arbitration, criminal prosecution or other proceeding, in each case whether civil or criminal, at Law or in equity, by or before any Governmental Body or arbitrator.

“Adjustment Time” means immediately prior to the Closing.

“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a specified Person. A Person shall be deemed to control another Person if such first Person possesses, directly or indirectly, the power to direct, or cause the direction of, the management and policies of such other Person, whether through the ownership of voting securities, by Contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Base Merger Consideration” means an amount equal to $1,855,000,000.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks are required to be closed in New York, New York or London, England.

“Cash” means the aggregate amount of cash, cash equivalents (that are convertible into cash within 30 days) and marketable securities, in each case held by the Company and its Subsidiaries; provided that Cash shall (a) exclude all “restricted cash” (including any cash which is not freely usable because it is subject to restriction (including on dividends or repatriations) or limitations on use or distribution by Law or Contract; it being understood that cash held by Ipreo Limited and any Japanese Yen held by the Company or any of its Subsidiaries shall not be deemed to be “restricted cash”), amounts held by any Person as a security deposit or other cash collateral and back-to-back letters of credit and (b) be calculated net of issued but uncleared checks and drafts written or issued by or to the Company or any of its Subsidiaries and including inbound wire transfers received or deposited or available for deposit for the account of the Company or any of its Subsidiaries that are not yet credited to the account of the Company or any Subsidiary of the Company, in each case determined and calculated in a manner consistent with the Company Accounting Principles solely to the extent the Company Accounting Principles specifically refer to “Cash”. For purposes of the definition of “Cash”, “Subsidiaries” shall not include any of the Joint Venture Subsidiaries.

“Closing Payments” means (i) the payment of the Estimated Merger Consideration in accordance with Section 3.2(b)(i), (ii) the payment of the Escrow Funds in accordance with Section 3.2(b)(ii), (iii) the payment of the Company Transaction Expenses in accordance with Section 3.3, (iv) the repayment of Funded Indebtedness in accordance with Section 3.4 and (v) the payment of the Excess Amount, if any, in accordance with Section 3.5(e)(ii).

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Accounting Principles” means those principles set forth on Annex A hereto.

“Company Disclosure Schedule” means the disclosure schedule of the Company referred to in, and delivered pursuant to, this Agreement.

“Company Employees” means, collectively, those individuals employed by the Company or any of its Subsidiaries as of the Closing.

“Company Transaction Expenses” means, to the extent unpaid as of the Adjustment Time, (i) the fees and expenses payable by the Company or any of its Subsidiaries to Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and any other financial or other advisors engaged by (or whose fees are payable by) the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement and the sale process that led to this Agreement (including any sale process involving other potential buyers of the Company), (ii) the fees and expenses payable by the Company or any of its Subsidiaries to Weil, Gotshal & Manges LLP or any other outside attorneys engaged by (or whose fees are payable by) the Company or any of its Subsidiaries in connection with the transaction contemplated by this Agreement and the sale process that led to this Agreement (including any sale process involving other potential buyers of the Company), (iii) any change in control-related bonus, transaction bonus, severance or other similar payment to be made to any service provider of the Company or any of its Subsidiaries (and the employer portion of any payroll, employment or similar Taxes associated with any of the foregoing payments) that is payable by the Company or any of its Subsidiaries solely as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby and (iv) any other fees, costs and expenses payable by the Company or any of its Subsidiaries to outside accountants or other advisors and Representatives, or otherwise incurred, in connection with this Agreement and the Transaction Agreements and the transactions contemplated hereby and thereby, but excluding for purposes of this definition any fees and expenses incurred by the Company or any of its Subsidiaries that Parent is expressly responsible for paying pursuant to Section 7.6 or Section 7.7.

“Competition Laws” means the HSR Act (and any similar Law enforced by any Governmental Antitrust Body regarding preacquisition notifications for the purpose of competition reviews), the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and all other federal, state, foreign, multinational or supranational antitrust, competition or trade regulation statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition or effectuating foreign investment or otherwise.

“Contract” means any legally binding contract, arrangement, obligation, commitment, agreement, indenture, note, bond, instrument, lease, conditional sales contract, mortgage, license or other agreement.

“Credit Facility” means the Credit Agreement, dated as of August 6, 2014, by and among the Company, Infinity Acquisition, LLC, the other guarantors party thereto, Bank of America, N.A., and the other lenders party thereto, as it may have been amended or supplemented prior to the date of this Agreement.

“Debt Financing Sources” means the entities that have committed to provide or arrange or otherwise entered into agreements in connection with the Debt Financing and the parties to any joinder agreements or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates, and their and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns.

“Electronic Data Room” means the electronic data room established by or on behalf of the Company in connection with the transactions contemplated hereby.

“Environmental Laws” means any and all applicable Laws of any Governmental Body relating to protection of the environment or, as it relates to exposure to hazardous or toxic substances, human health or safety.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” with respect to an entity means any other entity that, together with such first entity, would be treated as a single employer under Section 414 of the Code.

“Escrow Agreement” means the Escrow Agreement substantially in the form attached hereto as Exhibit B.

“Estimated Merger Consideration” means (i) the Base Merger Consideration, minus (ii) the amount of Estimated Funded Indebtedness, minus (iii) the amount of the Estimated Company Transaction Expenses, plus (iv) the amount of Estimated Cash, minus (v) the amount, if any, by which the Target Working Capital Amount exceeds the Estimated Working Capital Amount, plus (vi) the amount, if any, by which the Estimated Working Capital Amount exceeds the Target Working Capital Amount, minus (vii) the Escrow Funds.

“Existing Senior Notes” means the 7.250% Senior Notes due 2022 issued pursuant to the Notes Indenture.

“FCA” shall mean the United Kingdom’s Financial Conduct Authority.

“FCA Approval” shall mean the FCA (a) having given notice for the purpose of Section 189(4)(a) of FSMA that it has determined to approve the Merger or (b) being treated, by virtue of Section 189(6) of FSMA, as having approved the Merger.

“Fraud” means actual and intentional fraud with respect to any representation or warranty set forth in Article IV, Article V or Article VI, as applicable.

“FSMA” means the United Kingdom Financial Services and Markets Act 2000.

“Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization and Power), Section 4.2 (but for purposes of Section 4.2(b), solely clause (A) thereof) (Authorization; Valid and Binding Agreement; No Breach); clauses (a), (b) and (c) of Section 4.3 (Capitalization), Section 4.5(a) (No Material Adverse Effect), Section 4.18 (Brokers), Section 5.2 (Authorization), clause (A) of Section 5.3, Section 5.4 and Section 5.6.

“Funded Indebtedness” means the aggregate amount of Indebtedness as of the Adjustment Time.

“GAAP” means United States generally accepted accounting principles, as in effect from time to time, consistently applied.

“Governmental Antitrust Body” means any Governmental Body with regulatory jurisdiction over enforcement of any applicable Competition Law.

“Governmental Body” means any government, any agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether foreign, federal, state or local, any regulatory or self-regulatory organization (including any securities exchange) or any arbitrational tribunal.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Body.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means all obligations (including in respect of principal, interest, premiums (including make-whole premiums), prepayment penalties, breakage costs, fees, expenses or similar charges arising as a result of the discharge of such amount owed and payments or premiums attributable to, or which arise as a result of, the transactions contemplated by this Agreement and the Transaction Agreements (including the change of control of the Company or any of its Subsidiaries in connection therewith and any redemption of the Existing Senior Notes)) of the Company and its Subsidiaries, without duplication, in respect of (i) any indebtedness of the Company or any of its Subsidiaries for borrowed money, (ii) any indebtedness of the Company or any of its Subsidiaries evidenced by a note, bond, debenture or other similar instrument or debt security (including purchase money obligations), (iii) all obligations in respect of letters of credit, bankers’ acceptances and similar facilities issued for the account of the Company or any of its Subsidiaries (but solely to the extent drawn), (iv) all obligations of the Company or any of its Subsidiaries as lessee that are capitalized or should be capitalized in accordance with GAAP, (v) deferred purchase price of property, goods or services (other than compensation and trade payables in the ordinary course of business to the extent reflected as a current liability in Working Capital), (vi) Contracts entered into by the Company or any of its Subsidiaries relating to interest rate or foreign currency swaps, commodity swaps, options, caps, collars, hedges or forward exchanges or any other derivative and (vii) any indebtedness of a Person of a type that is referred to in clauses (i) through (vi) above and which is guaranteed by the Company or any of its Subsidiaries. Notwithstanding the foregoing, “Indebtedness” shall not include (x) any amounts reflected in Company Transaction Expenses or Working Capital, (y) any obligations of the type described in clauses (i), (ii) or (iv) above that are solely between and among any of the Company or its Subsidiaries, or (z) trade payables incurred in the ordinary course of business to the extent reflected as a current liability in Working Capital. For purposes of the definition of “Indebtedness”, “Subsidiaries” shall not include any of the Joint Venture Subsidiaries.

“Intellectual Property” means any and all intellectual property and proprietary rights in any jurisdiction throughout the world, including (i) trademarks, service marks, logos, domain names, trade dress, social media identifiers and accounts and all other indications of origin in any jurisdiction, and all registrations and applications for registration of, renewals for, and all goodwill of the business associated with, any of the foregoing, (ii) patents and patent applications (including all provisionals, non-provisionals, reissues, divisions, continuations, continuations-in-part, extensions and reexaminations thereof), (iii) copyrights and copyrighted works (including Software), copyright registrations and applications and any and all renewals, extensions, reversions, restorations and moral rights for or associated with any of the foregoing and (iv) know-how and trade secrets and other rights in confidential information (including inventions, methods, processes, drawings, specifications, designs, plans, proposals, technical data, financial and marketing plans and customer and supplier lists).

“International Plan” means any Employee Plan that covers Company Employees located primarily outside of the United States.

“Investor Consents” means (a) the written consent of the Board of Seller and (b) the written consent of the GS Investor and the BX Investor. Capitalized terms used but not defined in this definition of “Investor Consents” have the meanings set forth in the Seller LLC Agreement.

“IRS” means the United States Internal Revenue Service.

“IT Assets” means computers, Software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment (including laptops and mobile devices), and all associated documentation, owned by, or licensed or leased to, or purported to be owned by, or licensed or leased to, the Company or any of its Subsidiaries.

“Joint Venture Subsidiaries” means each of Private Market Connect, LLC, Ipreo LTS LLC, Synaps Loans LLC and their respective Subsidiaries.

“Key Employee” means a Company Employee or individual service provider with the title Managing Director or above.

“Knowledge of the Company” means the knowledge, after reasonable inquiry, of Clayton Albertson, O’Hara Macken (solely with respect to the representations and warranties in Section 4.9), Ronnie West (solely with respect to the representations and warranties in Section 4.11), Scott Ganeles, Kevin Marcus, John McSherry and Brian Dockray.

“Law” means any federal, state, foreign or local statute, law, ordinance, rule, regulation, code, rule of common or civil law, treaty, order, writ, injunction, directive, judgment, decree, ruling or other legally-binding requirement of a Governmental Body, including any Governmental Order.

“Liability” means any debt, liability, loss or obligation of any kind or nature (whether known or unknown, asserted or unasserted, matured or unmatured, secured or unsecured, disclosed or undisclosed, due or to become due, direct or indirect, absolute or contingent, accrued or unaccrued, liquidated, unliquidated, determined, determinable or otherwise).

“Licensed Intellectual Property” means any and all Intellectual Property owned by a third party and licensed or sublicensed, or purported to be licensed or sublicensed, to the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries has obtained, or has purported to have obtained, a covenant not to be sued.

“Lien” means any lien, claim, easement, mortgage, security interest, pledge deposit, encumbrance, deed of trust, lease or sublease, license, right of first refusal, option, encumbrance or other similar restriction, adverse claim or charge of any kind.

“LLC Agreement” means that certain limited liability company agreement of the Company, dated as of June 6, 2014.

“Material Adverse Effect” means any change, event, effect, development or circumstance that (a) has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of the Company or its Subsidiaries, taken as a whole or (b) does, or would reasonably be expected to, individually or in the aggregate, prevent or materially delay the ability of the Company to perform its obligations under this Agreement and the Transaction Agreements and to consummate the transactions contemplated hereby and thereby; provided, however, that, with respect to the foregoing clause (a), in no event shall any change, event effect, development or circumstance, alone or in combination, to the extent relating to any of the following, be taken into account in determining whether a Material Adverse Effect has occurred or would result:

(i)       general economic or financial market conditions in any of the geographical areas in which any of the Company or its Subsidiaries operate;

(ii)      conditions generally affecting the industries in which the Company or its Subsidiaries operate;

(iii)     changes in the debt, capital, credit or securities markets, including changes in interest rates and any decline in the price of any security or any market index;

(iv)     changes in Law or in GAAP after the date hereof;

(v)      the commencement or material worsening of a war or armed hostilities or other national or international calamity involving the United States whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack (including any internet or “cyber” attack or hacking) upon the United States or any of its territories, possessions, or diplomatic or consular offices or military installations;

(vi)     any earthquake, hurricane, tsunami, tornado, flood, mudslide or other natural disaster, pandemic, weather condition, explosion or fire or other force majeure event or act of God;

(vii)    any actions taken, or failures to take action, or such other changes or events, in each case, which Parent has expressly requested in writing;

(viii)   any failure, in and of itself, by the Company to meet projections, forecasts, revenue or earnings predictions or other similar forward looking statements for any period ending on or after the date of this Agreement (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect);

(ix)      any matter set forth in Section 4.5(a) of the Company Disclosure Schedule; and

(x)       the negotiation, execution, delivery, announcement, pendency or performance of this Agreement or the transactions contemplated hereby, or any public disclosure relating to any of the foregoing, or the impact of any of the foregoing on relationships, contractual or otherwise, with customers, lenders, employees or other Persons with business relationships with the Company or any of its Subsidiaries, or any action by a Governmental Body arising out of or related to the matters in this clause (x) or any Action or dispute brought or threatened arising out of or relating to the matters in this clause (x); provided that the exception in this clause (x) shall not apply, including for purposes of Section 8.2(a), to any representation or warranty herein to the extent that the purpose of such representation or warranty is to address the execution and delivery of this Agreement or any Transaction Agreement, the public announcement or pendency of the transactions contemplated hereby or the performance of obligations or satisfaction of conditions hereunder, including the representations and warranties set forth in Section 4.2;

provided, further, that, with respect to a matter described in any of the foregoing clauses (i) through (vi), such matters shall only be disregarded so long as such matters, individually or in the aggregate, do not have a disproportionate effect on the Company and its Subsidiaries (taken as a whole) relative to other comparable Persons operating in the industries in which the Company or its Subsidiaries operate.

“Notes Indenture” means the Indenture, dated as of August 1, 2014, by and among Infinity Acquisition, LLC, Infinity Acquisition Finance Corp., the subsidiary guarantors from time to time party thereto and Wilmington Trust, National Association relating to the 7.250% Senior Notes due 2022, as it may have been amended or supplemented prior to the date of this Agreement.

“Oracle Matter” has the meaning set forth in Section 4.10 of the Company Disclosure Schedules.

“Organizational Documents” means (i) the articles or certificate of incorporation and bylaws of a corporation, (ii) the certificate of formation or articles of organization and the operating or limited liability company agreement of a limited liability company, (iii) the partnership agreement and any statement of partnership of a general partnership, (iv) the limited partnership agreement and the certificate of limited partnership of a limited partnership, (v) any charter or similar document adopted or filed in connection with the creation, formation or organization of a Person, (vi) any stockholders agreement (or other similar) Contract, (vi) any equivalent such document for any non-U.S. entity and (vii) any amendment to or restatement of any of the foregoing.

“Owned Intellectual Property” means any and all Intellectual Property owned, or purported to be owned, by the Company or any of its Subsidiaries.

“Permits” means licenses, franchises, permits, certificates, approvals, grants, awards, Consents, concessions, Governmental Orders, decrees, registrations, determinations, identification numbers and other similar authorizations.

“Permitted Liens” means (i) statutory Liens for Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by the Company or any of its Subsidiaries by appropriate proceedings and for which adequate accruals or reserves have been established to the extent required by GAAP, (ii) mechanic’s, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries and which are not, individually or in the aggregate, material and for which adequate accruals or reserves have been established to the extent required by GAAP, (iii) zoning, entitlement, building and other land use Liens imposed by governmental agencies having jurisdiction over the Leased Real Property which are not violated by, and do not materially interfere with, the current use and operation of the Leased Real Property, (iv) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the Leased Real Property which do not materially impair the occupancy or use of the Leased Real Property for the purposes for which it is currently used or proposed to be used in connection with the Company or its Subsidiaries’ businesses, (v) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar Laws, (vi) non-exclusive licenses to Intellectual Property granted in the ordinary course of business and (vii) other Liens arising in the ordinary course of business and not incurred in connection with Indebtedness and that do not impair the use or value of any asset of the Company or any of its Subsidiaries.

“Person” means an association, a corporation, an individual, a partnership, a limited liability company, an unlimited liability company, a trust or any other entity or organization, including a Governmental Body.

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date; and, with respect to a Straddle Tax Period, the portion of such Tax period beginning after the Closing Date.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date; and, with respect to a Straddle Tax Period, the portion of such Tax period ending on the Closing Date.

“Reference Date” means December 31, 2017.

“Regulated Substances” means and includes any pollutant, contaminant, element, material, compound, substance or waste, including asbestos-containing materials and lead-based paint, that is regulated or which can give rise to liability or standards of conduct because of its effect on public health and safety or the environment or worker health and safety under or pursuant to any Environmental Law.

“Related Party” means any of (i) Seller, (ii) any current or former director, officer or employee of, or direct or indirect owner of more than 5% of the outstanding Company Securities or Company Subsidiary Securities (as applicable) of, the Company or any of its Subsidiaries, (iii) any Affiliate of the Company or any of its Subsidiaries or (iv) any Affiliate or any “associate” or, to the Knowledge of the Company, any member of the “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Securities Exchange Act of 1934) of any Person described in the foregoing clauses (i)-(iii), in each case other than the Company or any of its Subsidiaries (other than any Joint Venture Subsidiaries).

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching, or placement into, onto or through the environment.

“Representatives” means with respect to any Person, any of such Person’s officers, directors, managers, employees, shareholders, members, partners, controlling persons, agents, consultants, advisors, and other representatives, including legal counsel, accountants and financial advisors.

“Sample Calculations” means the sample calculation of Working Capital as of December 31, 2017 set forth on Section 1.1 of the Company Disclosure Schedule.

“Seller LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of Ipreo Parent Holdco LLC, dated as of August 6, 2014, by and among the members set forth on Schedule A thereto, as amended.

“Software” means any (i) computer programs, systems, applications and code, including any software implementations of algorithms, models and methodologies and any source code, object code, development and design tools, applets, compilers and assemblers, (ii)

databases and compilations, including any and all libraries, data and collections of data whether machine readable, on paper or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, (iv) technology supporting, and the contents and audiovisual displays of, any internet sites and (v) documentation, other works of authorship and media, including user manuals and training materials, relating to or embodying any of the foregoing or on which any of the foregoing is recorded.

“Specified Partnership” means (i) any Subsidiary of the Company and (ii) any entity other than a Subsidiary of the Company in which the Company or any of its Subsidiaries owns an interest, in each case that is treated as a partnership for U.S. federal income Tax purposes.

“Straddle Tax Period” means a Tax period that begins on or before the Closing Date and ends thereafter.

“Subsidiary” of any Person means, on any date, any Person (i) the accounts of which would be consolidated with and into those of the applicable Person in such Person’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date or (ii) of which securities or other ownership interests representing 50% or more of the equity or 50% or more of the ordinary voting power or, in the case of a partnership, 50% or more of the general partnership interests or 50% or more of the profits or losses of which are, as of such date, owned, controlled or held by the applicable Person or one or more subsidiaries of such Person.

“Target Working Capital Amount” means negative $7,050,000.

“Tax” means any federal, state, local or foreign income, sales and use, excise, franchise, real and personal property, gross receipt, capital stock, production, business and occupation, disability, employment, payroll, severance, withholding or other taxes, duties, fees, levies or like assessments or charges imposed by any Tax Authority, and any interest or penalties related thereto.

“Tax Asset” means any net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or any other credit or tax attribute that could be carried forward or back to reduce Taxes (including without limitation deductions and credits related to alternative minimum Taxes).

“Tax Authority” means any Governmental Body responsible for the imposition or collection of any Tax.

“Tax Return” means any return, report, declaration, information return or other document filed or required to be filed with any Tax Authority with respect to Taxes, including any amendments thereof and any attachments or schedules thereto.

“Tax Sharing Agreement” means any written agreement or arrangement entered into prior to the Closing binding the Company or any of its Subsidiaries that provides for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability, in each case, other than agreements the primary purpose of which does not relate to Taxes.

“Transaction Agreements” means the Confidentiality Agreement, the Escrow Agreement, the Management Agreements, each of the support agreements executed and delivered by Parent and each of Blackstone Capital Partners VI L.P. and Broad Street Principal Investments, L.L.C., respectively, concurrently with the execution of this Agreement, the side letter agreement, by and among Blackstone Holdings I, L.P., Broad Street Principal Investments, L.L.C. and Parent, executed and delivered concurrently with the execution of this Agreement, the Investor Consents and the Seller Written Consent.

“Transfer Taxes” means any sales, use, goods and services, stock transfer, direct or indirect real property transfer or mortgage, transfer, stamp, value added, registration, documentary, recording or similar duties or taxes together with any interest thereon, penalties, fines, fees, additions to tax or additional amounts with respect thereto incurred in connection with the transactions contemplated hereby.

“Treasury Regulations” means the Income Tax Regulations promulgated under the Code.

“Working Capital” means, (a) current assets of the Company and its Subsidiaries minus (b) current liabilities of the Company and its Subsidiaries, in each case determined in accordance with the Company Accounting Principles; provided, however, that Working Capital shall not include (i) Cash, (ii) Indebtedness, (iii) Company Transaction Expenses, (iv) deferred Tax assets or deferred Tax liabilities of the Company and its Subsidiaries, (v) deferred rent obligations of the Company and its Subsidiaries and (vi) the Company’s and its Subsidiaries’ accounts receivable and loans receivable from Synaps Loans LLC and (viii) any intercompany balances solely between the Company and its Subsidiaries (other than any Joint Venture Subsidiaries). For purposes of the definition of “Working Capital”, “Subsidiaries” shall not include any of the Joint Venture Subsidiaries.

Section 1.2 Other Defined Terms. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Affiliate Contracts	Section 4.15
Agreement	Preamble
Alternative Financing	Section 7.9(a)
Anti-Corruption Laws	Section 4.16
Arms-Length Affiliate Contracts	Section 4.15
Certificate of Merger	Section 2.3
Closing	Section 2.2
Closing Date	Section 2.2
Closing Statement	Section 3.5(a)
Collective Bargaining Agreement	Section 4.8(a)(ii)

Term	Section
Company	Preamble
Company Marks	Section 7.13
Company Securities	Section 4.3(b)
Company Subsidiary Securities	Section 4.3(c)
Confidentiality Agreement	Section 7.4
Consent	Section 4.3(b)
Data Privacy Laws	Section 4.9(m)
Data Privacy Policies	Section 4.9(m)
Data Processing Contracts	Section 4.9(m)
Debt Financing	Section 6.8
Debt Financing Commitments	Section 6.8
Deficiency Amount	Section 3.5(e)(i)
Discovery Equity	Section 7.14(c)
Discovery Proceeds	Section 7.14(c)
Dispute Resolution Period	Section 3.5(c)
DLLCA	Section 2.1
Effective Time	Section 2.3
Employee Plans	Section 4.11(a)
Enforceability Exceptions	Section 4.2(a)
Escrow Account	Section 3.7
Escrow Agent	Section 3.7
Escrow Funds	Section 3.2(b)(ii)
Estimated Cash	Section 3.2(a)
Estimated Closing Statement	Section 3.2(a)
Estimated Company Transaction Expenses	Section 3.2(a)
Estimated Funded Indebtedness	Section 3.2(a)
Estimated Working Capital Amount	Section 3.2(a)
Excess Amount	Section 3.5(e)(ii)
Final Merger Consideration	Section 3.5(e)
Financial Statements	Section 4.4(a)
Guarantor	Recitals
In-Bound Licenses	Section 4.9(b)
Indemnified Individuals	Section 7.7(a)
Indemnified Matter	Section 7.7(a)
Independent Arbitrator	Section 3.5(c)
Independent Arbitrator Dispute Notice	Section 3.5(c)
Intended Tax Treatment	Section 7.12(a)
Interim Financial Statements	Section 4.4(a)
Latest Audited Balance Sheet	Section 4.4(a)
Leased Real Property	Section 4.6(b)
Leased Real Property Leases	Section 4.6(b)
Material Contract	Section 4.8(c)
Membership Interests	Recitals
Merger	Recitals
Merger Sub	Preamble

Term	Section
Non-Recourse Party	Section 11.15
North Carolina CDA	Section 7.14(a)
Notice of Disagreement	Section 3.5(b)
Out-Bound Licenses	Section 4.9(c)
Outside Date	Section 9.1(a)
Parent	Preamble
Payoff Letters	Section 3.4
Post-Closing Representation	Section 11.16
Redemption Notices	Section 3.4
Released Claims	Section 10.3
Remaining Amount	Section 3.5(e)(iii)
Review Period	Section 3.5(b)
Sanctions	Section 4.16
Seller	Preamble
Seller Written Consent	Recitals
Surviving Company	Section 2.1
Surviving Company LLC Agreement	Section 2.5
Tax Allocation	Section 7.12(b)
Tax Contest	Section 7.12(d)
Transaction Agreements	Section 4.2(a)
Waiving Parties	Section 11.16

Article II

THE MERGER

Section 2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Limited Liability Company Act of the State of Delaware (the “DLLCA”), Merger Sub shall be merged with and into the Company at the Effective Time. Immediately following the Effective Time, the separate existence of Merger Sub shall cease, and the Company shall continue as the surviving company in the Merger (the “Surviving Company”) and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the DLLCA.

Section 2.2 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153, at 9:00 a.m., New York time, on the second Business Day after the day on which the conditions precedent set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time) are to be satisfied or waived in accordance with this Agreement, or at such other place and time or on such other date as the parties hereto may mutually agree in writing; provided, that notwithstanding the satisfaction or waiver of the conditions set forth in Article VIII, unless otherwise agreed by the parties, the parties shall not be required to effect the Closing prior to

August 2, 2018. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

Section 2.3 Effective Time. In connection with the Closing, the Company and Merger Sub shall duly execute and file a certificate of merger (the “Certificate of Merger”) in accordance with the applicable provisions of the DLLCA. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Office of the Secretary of the State of the State of Delaware, unless Parent and the Company shall agree and specify a subsequent date or time in the Certificate of Merger, in which case the Merger shall become effective at such subsequent date or time (the time the Merger becomes effective being the “Effective Time”).

Section 2.4 Effects of the Merger. At the Effective Time, the effects of the Merger shall be as provided in this Agreement, the Certificate of Merger and the DLLCA. By virtue of the Merger and without further act or deed, at the Effective Time all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities, obligations and duties of the Company and Merger Sub shall become the debts, liabilities, obligations and duties of the Surviving Company.

Section 2.5 Certificate of Formation; Limited Liability Company Agreement. At the Effective Time:

(a)       the certificate of formation of Merger Sub as in effect immediately prior to the Merger shall be the certificate of formation of the Surviving Company; and

(b)       the LLC Agreement shall be amended and restated to be the limited liability company agreement of Merger Sub; provided that it will include the provisions required by Section 7.7(b) (the “Surviving Company LLC Agreement”) and the Surviving Company LLC Agreement shall thereupon, without further action or deed, become the limited liability company operating agreement of the Surviving Company.

Article III

EFFECT OF THE MERGER

Section 3.1 Effect of the Merger on the Membership Interests. At the Effective Time, by virtue of the Merger and without any action on the part of any party:

(a)       all of the Membership Interests outstanding immediately prior to the Effective Time shall collectively be converted into the right to receive (in the aggregate), at such time and in the manner provided in Section 3.2, the Estimated Merger Consideration, the Excess Amount, if any, and the Remaining Amount, if any. All such Membership Interests shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter collectively represent only the right to receive (in the aggregate) the Estimated Merger Consideration, the Excess Amount, if any, and the Remaining Amount, if any; and

(b)       the limited liability company interests of Merger Sub outstanding immediately prior to the Effective Time shall be converted into the limited liability company interests in the Surviving Company, as such limited liability company interests are provided for by the Surviving Company LLC Agreement, and as of immediately after the Effective Time Parent shall be the sole member holding all of the limited liability company interests of the Surviving Company.

Section 3.2 Estimated Merger Consideration; Certain Closing Date Payments.

(a)       Estimated Closing Statement. At least three Business Days prior to the Closing Date, the Company shall deliver to Parent a written statement (the “Estimated Closing Statement”) setting forth the Company’s good faith calculation of the Estimated Merger Consideration, together with reasonable supporting detail, of each of the calculations set forth in the Estimated Closing Statement, including calculations of (i) the estimated amount of Working Capital (the “Estimated Working Capital Amount”), (ii) the estimated amount of Funded Indebtedness (the “Estimated Funded Indebtedness”), (iii) the estimated amount of Cash (the “Estimated Cash”) and (iv) the estimated amount of the Company Transaction Expenses (the “Estimated Company Transaction Expenses”), in each case as of the Adjustment Time. The calculations contained in the Estimated Closing Statement shall be prepared strictly in accordance with the applicable definitions set forth in this Agreement and, to the extent expressly applicable, the Company Accounting Principles. Prior to the Closing, Parent shall be given reasonable opportunity to review and comment on the Estimated Closing Statement, and the Company shall consider in good faith any comments received from Parent in respect thereof.

(b)       Certain Closing Date Payments. In each case subject to the terms and conditions of this Agreement, immediately following the Effective Time, Parent shall:

(i)       pay, or cause to be paid, to Seller, the Estimated Merger Consideration in immediately available funds by wire transfer to the account designated by Seller no later than two Business Days prior to the Closing Date; and

(ii)       deliver, or cause to be delivered, to the Escrow Agent an amount to be held in an escrow account (the “Escrow Account”) in accordance with the terms of the Escrow Agreement equal to $10,000,000 (the “Escrow Funds”).

Section 3.3 Company Transaction Expenses. Substantially simultaneously with the Closing, by wire transfer of immediately available funds on behalf of the Company and its Subsidiaries, the Company shall pay, or Parent shall cause the Surviving Company to pay, the Company Transaction Expenses that are payable to third parties in accordance with wire transfer instructions set forth in invoices from each payee thereof provided to Parent by the Company at least two Business Days prior to the Closing Date.

Section 3.4 Funded Indebtedness. Simultaneously with the Closing, Parent shall repay or discharge, or cause to be repaid or discharged, on behalf of the Company, the Funded Indebtedness set forth on Section 3.4 of the Company Disclosure Schedule by wire transfer of immediately available funds in accordance with (i) wire transfer instructions set forth in executed payoff letters provided to Parent by the Company (along with any related release documentation and other required notices) prior to the Closing Date with respect to the repayment of all such Funded Indebtedness, and the discharge, removal and termination of all Liens and guarantees relating thereto, which payoff letters and related release documentation shall, among other things, include the applicable payoff amounts and be effective (including with respect to the release and termination of all Liens securing or relating to such Funded Indebtedness) at the Closing, subject solely to payment of the payoff amounts set forth therein (the “Payoff Letters”), it being understood and agreed that the Company shall, and shall cause its Subsidiaries to, deliver all customary notices and take all other customary actions, in each case to the extent reasonably requested by Parent, that are necessary to facilitate the repayment at the Effective Time of any such Funded Indebtedness and the release and termination of all Liens securing or relating to such Funded Indebtedness, (ii) in respect to the Existing Senior Notes, a notice of redemption, which shall be delivered by the Company at Parent’s request in advance of the Closing Date, so long as such notice is contingent upon the occurrence of the Closing, within the time periods reasonably requested by Parent, in its discretion, as permitted by the Notes Indenture, it being understood and agreed that the Company shall, and shall cause its Affiliates to, take any actions at or prior to the Effective Time as reasonably requested by Parent to facilitate any such redemption (it being understood and agreed that any redemption shall be contingent upon the occurrence of the Closing and no actions shall be required which would obligate the Company or its subsidiaries to complete such redemption prior to the occurrence of the Closing); and (iii) any other necessary notices, to allow for the satisfaction and discharge in full at the Closing of all amounts outstanding under the Notes Indenture contemplated by Parent to be repaid at the Closing (such notices, together with the notice of redemption described in clause (ii), the “Redemption Notices”). The Company shall provide Parent with a reasonable opportunity to review and comment on drafts of the Payoff Letters and Redemption Notices and any other definitive documentation contemplated by this Section 3.4.

Section 3.5 Post-Closing Determination of Merger Consideration Adjustment.

(a)       Within 90 days after the Closing Date, Parent shall deliver to Seller a statement (the “Closing Statement”) setting forth Parent’s good faith calculation of the Company’s Working Capital, Funded Indebtedness, Cash and Company Transaction Expenses, in each case, as of the Adjustment Time together with an unaudited balance sheet and reasonable supporting detail of each of the calculations set forth in the Closing Statement. The calculations contained in the Closing Statement shall be prepared strictly in accordance with the applicable definitions contained in this Agreement and, to the extent expressly applicable, the Company Accounting Principles. If Parent fails to timely deliver or cause to be delivered the Closing Statement in accordance with this Section 3.5(a), then the Estimated Closing Statement shall be deemed to be the Closing Statement, and Seller may deliver a Notice of Disagreement with respect thereto in accordance with Section 3.5(b).

(b)       During the 60 days immediately following Seller’s receipt of the Closing Statement (the “Review Period”), Seller and its Representatives shall be permitted reasonable access during normal business hours to review the books and records of the Surviving Company and its Subsidiaries and the working papers of Parent and the Surviving Company (and Parent and the Surviving Company shall use commercially reasonable efforts to make available the working papers of the Surviving Company’s independent accountants), in each case, if any, relating to the preparation of the Closing Statement and the calculation of the Working Capital, Funded Indebtedness, Cash and Company Transaction Expenses therein, as well as the relevant books and records of the Company and Parent, and Seller and its Representatives shall also be provided with reasonable access (during normal business hours) to the personnel and advisors of Parent and the Surviving Company (and Parent and the Surviving Company shall use commercially reasonable efforts to make such Persons available) in each case who were involved in the preparation of the Closing Statement in order to ask questions and receive answers relating to the preparation of the Closing Statement; provided, however, that the independent accountants and advisers of Parent or the Surviving Company shall not be obligated to make any working papers or personnel available to Seller unless and until Seller has signed a customary confidentiality and hold harmless agreement relating to such access to working papers and advisers in form and substance reasonably acceptable to such independent accountants or advisers. Seller shall notify Parent in writing (the “Notice of Disagreement”) prior to the expiration of the Review Period if Seller disagrees with the Closing Statement or the Working Capital, Funded Indebtedness, Cash or Company Transaction Expenses set forth therein. The Notice of Disagreement shall set forth in reasonable detail the basis for such disagreement, the amounts involved and Seller’s determination of the amount of the Working Capital, Funded Indebtedness, Cash and Company Transaction Expenses, in each case, as of the Adjustment Time with reasonably detailed supporting documentation. Any amount (or component thereof) contained in the Closing Statement and not specifically disputed in a timely delivered Notice of Disagreement shall be final, conclusive and binding on the parties with respect to such item for all purposes hereunder.

(c)       During the 30 days immediately following the delivery of a Notice of Disagreement (the “Dispute Resolution Period”), Seller and Parent shall seek in good faith to resolve any disagreement that they may have with respect to the matters specified in the Notice of Disagreement. If no Notice of Disagreement is received by Parent on or prior to the expiration date of the Review Period, then the Closing Statement and the Working Capital, Funded Indebtedness, Cash and Company Transaction Expenses set forth in the Closing Statement shall be deemed to have been accepted by Seller and shall become final and binding upon Parent and Seller. If the parties cannot agree on the Working Capital, Funded Indebtedness, Cash and Company Transaction Expenses during the Dispute Resolution Period, the Working Capital, Funded Indebtedness, Cash and/or Company Transaction Expenses, in each case solely to the extent not agreed between Seller and Parent, shall be submitted to a boutique specialty firm with a nationally recognized and active practice area focused on post-mergers and acquisitions purchase price dispute resolution mutually agreed by Parent and Seller in good faith or, in the absence of such agreement within five days after the end of the Dispute Resolution Period, as selected by lot from up to three firms proposed by each of Seller and Parent (the “Independent Arbitrator”). Seller and Parent shall each enter into a customary engagement letter with the Independent Arbitrator. Seller and Parent shall furnish the Independent Arbitrator with a statement setting forth the items from the Notice of Disagreement which are still in dispute (the “Independent Arbitrator Dispute Notice”) and the position, including the specific amount proposed, of each of Seller and Parent with respect to each such disputed item. Within 60 Business Days after the submission of such matters to the

Independent Arbitrator, or as soon as practicable thereafter, the Independent Arbitrator, acting as an arbitrator and not as an expert, will, applying the Company Accounting Principles to the calculation of Net Working Capital and otherwise in a manner consistent with the Sample Calculations with respect to the calculation of Working Capital (to the extent the Sample Calculations are in accordance with the Company Accounting Principles) and the definitions of Working Capital, Funded Indebtedness, Cash and Company Transaction Expenses, make a determination of the appropriate amount of each of the line items in the Closing Statement as to which there is disagreement as specified in the Independent Arbitrator Dispute Notice, which determination shall be final, conclusive and binding on Seller and Parent, absent Fraud, bad faith or manifest error. The parties agree that no party (nor any of its Representatives) shall have any ex parte communications with the Independent Arbitrator. With respect to each disputed line item, such determination, if not in accordance with the position of either Seller or Parent, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by Seller or Parent in the Independent Arbitrator Dispute Notice with respect to such disputed line item (and Parent shall not advocate for any positions more adverse to Seller than the amounts reflected in the Closing Statement and Seller shall not advocate for any positions more adverse to Parent than the amounts reflected in the Notice of Disagreement). With respect to each disputed line item, the difference between the respective positions will be divided into three equal segments. If the Independent Arbitrator’s determination of the appropriate amount for such line item is within a segment closer to one of the advocated positions, such closer advocated position will be deemed to be the appropriate amount. If the Independent Arbitrator’s determination of the appropriate amount for such line item is in the middle segment, the Independent Arbitrator’s determination in this regard will be adopted. For the avoidance of doubt, the Independent Arbitrator shall not review any line items or make any determination with respect to any matter other than those matters in the Independent Arbitrator Dispute Notice that are in dispute. The statement of each of Working Capital, Funded Indebtedness, Cash and Company Transaction Expenses as of the Adjustment Time that are final, conclusive and binding on Seller and Parent, as determined either through agreement of Seller and Parent (deemed or otherwise) or through the determination of the Independent Arbitrator pursuant to this Section 3.5(c) are referred to herein as the “Final Working Capital Amount,” “Final Funded Indebtedness,” “Final Cash” and “Final Company Transaction Expenses,” respectively. During the review by the Independent Arbitrator, Seller and Parent shall each make available (and shall use commercially reasonable efforts to cause their respective independent accountants to make available) to the Independent Arbitrator such party’s personnel and such information, books, records and work papers, as may be reasonably required by the Independent Arbitrator to fulfill its obligations under this Section 3.5(c); provided, however, that the independent accountants of Seller or Parent shall not be obligated to make any working papers available to the Independent Arbitrator unless and until the Independent Arbitrator has signed a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such independent accountants.

(d)       The cost of the Independent Arbitrator’s review and determination shall be borne on a proportionate basis by Parent, on the one hand, and Seller, on the other (whose share shall be paid by Seller from the Escrow Funds), based on the percentage which the portion of the contested amount not awarded in favor of each such Person bears to the amount actually contested by such Person. By way of illustration, if Parent’s calculations would have resulted in a $1,000,000 net payment to Parent, and Seller’s calculations would have resulted in a $1,000,000 net payment to Seller and the Independent Arbitrator’s final determination as adopted pursuant to Section 3.5(c) results in an aggregate net payment of $500,000 to Seller, then Parent and Seller (whose share shall be paid from the Escrow Funds) shall pay 75% and 25%, respectively, of such fees and expenses.

(e)       The “Final Merger Consideration” shall be calculated by recalculating the Estimated Merger Consideration using the Final Working Capital Amount in lieu of the Estimated Working Capital Amount, using the Final Funded Indebtedness in lieu of Estimated Funded Indebtedness, using Final Cash in lieu of Estimated Cash, using the Final Company Transaction Expenses in lieu of Estimated Company Transaction Expenses and otherwise using the components of Estimated Merger Consideration as set forth in the definition of Estimated Merger Consideration.

(i)       If the Final Merger Consideration is less than the Estimated Merger Consideration paid at the Closing (such amount, the “Deficiency Amount”), Parent shall be paid by wire transfer of same day funds promptly (but in any event within five Business Days after the Final Working Capital Amount, Final Funded Indebtedness, Final Cash and Final Company Transaction Expenses have been agreed upon (through deemed agreement or otherwise) or determined by the Independent Arbitrator, in either case in accordance with Section 3.5(c), such Deficiency Amount from the Escrow Account; provided, however, that Parent’s sole recourse with respect thereto shall be the Escrow Funds held by the Escrow Agent.

(ii)       If the Final Merger Consideration is greater than the Estimated Merger Consideration paid at the Closing (such amount, the “Excess Amount”), Parent shall pay to Seller by wire transfer of same day funds promptly (but in any event within five Business Days after the Final Working Capital Amount, Final Funded Indebtedness, Final Cash and Final Company Transaction Expenses have been agreed (through deemed agreement or otherwise) or determined by the Independent Arbitrator, in either case in accordance with Section 3.5(c), the lesser of the Excess Amount and the amount of the Escrow Funds.

(iii)       If any Escrow Funds remain in the Escrow Account after the payment of the Deficiency Amount (or upon payment of the lesser of the Excess Amount and the amount of the Escrow Funds if there is no Deficiency Amount) (such amount, the “Remaining Amount”), then Parent, Seller and the Surviving Company acknowledge and agree that any such Remaining Amount shall be automatically paid to Seller by the Escrow Agent without any further action of any parties hereto.

Parent and Seller hereby agree to deliver joint written instructions to the Escrow Agent in accordance with the Escrow Agreement to deliver promptly from the Escrow Account all funds to be delivered in accordance with this Section 3.5(e).

Section 3.6 Company Accounting Principles. The Estimated Closing Statement (including the Estimated Working Capital Amount, Estimated Funded Indebtedness, Estimated

Cash and Estimated Company Transaction Expenses), the Closing Statement (including the Working Capital, Funded Indebtedness, Cash and Company Transaction Expenses) and the Final Merger Consideration shall be prepared and calculated in accordance with the definitions of such terms contained in this Agreement and, with respect to the calculation of Estimated Working Capital and Working Capital, the Company Accounting Principles, except that the Estimated Closing Statement and the Closing Statement (and all calculations set forth in each, including the calculation of the Estimated Merger Consideration and the Final Merger Consideration) shall be based on facts and circumstances as they exist up to the Adjustment Time (and assuming, and giving effect to, the consummation of the Merger with respect to the determination of the Company Transaction Expenses) and shall exclude the effect of any act, decision or event occurring after the Adjustment Time (other than such assumption as described).

Section 3.7 Escrow. In accordance with Section 3.2(b)(ii), Parent shall, on behalf of Seller, deliver to CitiBank, N.A. (the “Escrow Agent”), as agent to Parent and Seller, the Escrow Funds, which Escrow Funds shall be held by the Escrow Agent in an escrow account (the “Escrow Account”) pursuant to the provisions of the Escrow Agreement and used for purposes of any payments payable to Parent or Seller pursuant to Section 3.5.

Section 3.8 Closing Deliverables.

(a)       At or prior to the Closing, Seller or the Company, as applicable, shall deliver to Parent the following:

(i)       the Escrow Agreement, duly executed by Seller and the Escrow Agent;

(ii)      evidence (in form and substance reasonably satisfactory to Parent) of the termination, effective upon the Closing, of all Affiliate Contracts pursuant to Section 7.10;

(iii)     if requested by Parent at least five Business Days prior to the Closing, executed letters of resignation from each officer and director or manager (as applicable) of the Company and each of its Subsidiaries (in form and substance reasonably satisfactory to Parent);

(iv)     the Payoff Letters and the Redemption Notices, in form and substance reasonably satisfactory to Parent (which shall be delivered in accordance with Section 3.4 (Funded Indebtedness); and

(v)      the Seller Written Consent and Investor Consents.

(b)       At or prior to the Closing, Parent shall deliver to the Company the Escrow Agreement, duly executed by Parent and the Escrow Agent.

Section 3.9 Withholding. Parent, its Affiliates, the Escrow Agent and, effective upon the Closing, the Company and its Subsidiaries shall be entitled to deduct and withhold from any amount otherwise payable to Seller pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign Tax law. If any amount is so withheld and paid over to the proper Tax Authority, such withheld and deducted amounts shall be treated for all purposes of this Agreement as having been paid to Seller.

Article IV

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as set forth in the Company Disclosure Schedule, the Company hereby represents and warrants to Parent and Merger Sub as of the date hereof and as of the Closing Date as follows:

Section 4.1 Organization and Power. The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware, and the Company has all limited liability company power and authority to own, operate and lease the properties and assets owned, operated or leased by it and to carry on its business in all material respects as currently conducted, and is duly qualified or licensed to do business as a foreign entity, and is in good standing as such, in each jurisdiction where the character of the properties owned, leased or licensed by it or the nature of its business makes such qualification, licensing or good standing necessary, except where the failure to be so qualified or licensed or be in good standing would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.2 Authorization; Valid and Binding Agreement; No Breach.

(a)       The execution, delivery and performance of this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement, or to be executed by the Company in connection with the transactions contemplated hereby and thereby, including the Transaction Agreements, by the Company and the consummation of the transactions contemplated by this Agreement and the Transaction Agreements have been, and will be at the Closing, duly and validly authorized by all requisite limited liability company action on the part of the Company or any of its equityholders, and, other than obtaining the Seller Written Consent and the Investor Consents, no other proceedings on the Company’s or any of its equityholders’ part are necessary to authorize the execution, delivery or performance of this Agreement or any Transaction Agreement or the transactions contemplated hereby and thereby (including the Merger). The Seller Written Consent and the Investor Consents are the only Consents or approvals of the holders of Company Securities necessary under the DLLCA, the Company’s Organizational Documents or otherwise to approve this Agreement, the other Transaction Agreements and the transactions contemplated hereby and thereby (including the Merger). Assuming that this Agreement and each Transaction Agreement (to which Parent or Merger Sub is party) is a valid and binding obligation of Parent or Merger Sub, as applicable) this Agreement and each Transaction Agreement constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization or moratorium laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies (the “Enforceability Exceptions”).

(b)       Except (i) as set forth on Section 4.2 of the Company Disclosure Schedule or (ii) as required under the HSR Act and for the FCA Approval, the execution, delivery and performance of this Agreement or any Transaction Agreement by the Company and the consummation of the transactions contemplated by this Agreement or any Transaction Agreement do not and will not conflict with or result in any breach of, constitute a default under, result in a violation of, result in the creation of any Lien upon any properties, rights or assets of the Company or its Subsidiaries, accelerate or give rise to a right of termination, cancellation or acceleration of any of the Company or its Subsidiaries’ obligations or the loss of any benefit (including any release from escrow or disclosure of proprietary source code), or require any authorization, consent, waiver, authorization, registration, filing, notice, approval, exemption or other action by or notice to any court, other Governmental Body or other third party (“Consent”), under (A) the provisions of the Company or any of its Subsidiaries’ Organizational Documents, (B) any Contract or authorization, license or Permit to which the Company or any of its Subsidiaries is bound other than as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, or (C) any Law or Governmental Order to which the Company or any of its Subsidiaries is subject other than as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.3 Capitalization and Subsidiaries.

(a)       All of the issued and outstanding Membership Interests, and all of the issued and outstanding Company Subsidiary Securities are duly authorized and validly issued, are fully paid and non-assessable, have not been issued in violation of any preemptive rights, rights of first refusal or similar rights, were issued in compliance with all applicable securities Laws (or exemptions therefrom), are free and clear of all Liens and other limitations or restrictions (including any restriction on the right to vote, sell or otherwise dispose of such Membership Interests or equity interests, other than transfer restrictions under the Securities Act of 1933). All of the issued and outstanding Membership Interests are owned by the holders, and in the amounts, set forth on Section 4.3(a) of the Company Disclosure Schedule.

(b)       Except for the Membership Interests, there are no issued, reserved for issuance or outstanding (i) shares of capital stock, equity interests, voting securities or any other securities of the Company, (ii) securities of the Company convertible into or exchangeable for, or relating to or deriving economic value from, shares of capital stock, equity securities, voting securities or any other securities of the Company or (iii) options, warrants, calls, subscriptions or other rights, commitments or Contracts to acquire from the Company, or other obligation of the Company to issue, grant, sell, deliver or otherwise dispose of, any equity securities, equity interests, capital stock, voting securities, other securities or securities convertible into or exchangeable for equity interests, capital stock, voting securities or other securities of the Company or restricted shares, restricted stock units, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of any equity interests, capital stock or voting securities or other securities of the Company (“Company Securities”). Any profits interests with respect to the Company or any of its Subsidiaries have been issued by Seller. As of the Adjustment Time there are no declared and unpaid dividends on any Membership Interests. There are no voting trusts, proxies, equityholder agreements or other similar Contracts with respect to the voting of any Membership Interests. The Company is not bound by any commitment or obligation to acquire by any means, directly or indirectly, any equity interests, capital stock, voting securities or other securities of, or ownership interests in, any Person, or to make any investment in, or contribution or advance to, any Person.

(c)       Section 4.3(c) of the Company Disclosure Schedule sets forth a true and complete list of the name and jurisdiction of organization of each Subsidiary of the Company. Except as set forth in Section 4.3(c) of the Company Disclosure Schedule, there are no issued or outstanding (i) shares of capital stock, equity interests, voting securities or any other securities of any Subsidiary of the Company, (ii) securities of any Subsidiary of the Company convertible into or exchangeable for, or relating to or deriving economic value from, shares of capital stock, equity securities, voting securities or other securities of any Subsidiary of the Company or (iii) options, warrants, calls, subscriptions or other rights, commitments or Contracts to acquire from any Subsidiary of the Company, or other obligation of any Subsidiary of the Company to issue, grant, sell, deliver or otherwise dispose of, any equity securities, profit interests, equity interests, capital stock, voting securities, other securities or securities convertible into or exchangeable for equity interests, capital stock, voting securities or other securities of the Company or restricted shares, restricted stock units, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of any equity interests, capital stock, voting securities or other securities of the Company (“Company Subsidiary Securities”). All of the issued and outstanding Company Subsidiary Securities of each Subsidiary of the Company are owned by the holders, and in the amounts, set forth opposite the name of such Subsidiary on Section 4.3(c) of the Company Disclosure Schedule. There are no voting trusts, proxies, equityholder agreements or other similar Contracts with respect to the voting of any Company Subsidiary Securities. No Subsidiary of the Company is bound by any commitment or obligation to acquire by any means, directly or indirectly, any equity interests, capital stock, voting securities or other securities of, or ownership interests in, any Person, or to make any investment in, or contribution or advance to, any Person.

(d)       Each Subsidiary of the Company is duly formed, validly existing and in good standing (to the extent such concept exists under the Laws of its jurisdiction of organization) under the Laws of its jurisdiction of organization, has the power and authority to own, operate or lease the properties and assets owned, operated or leased by such Subsidiary and to carry on its business in all material respects as currently conducted, and is duly qualified or licensed to do business as a foreign entity, and is in good standing as such, in each jurisdiction where the character of the properties owned, leased or licensed by it or the nature of its business makes such qualification, licensing or good standing necessary, except where the failure to be so qualified or licensed or be in good standing would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as set forth on Section 4.3(c) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any capital stock, equity interests, voting securities or any other securities in any Person other than another Subsidiary of the Company. Except as set forth on Section 4.3(c) of the Company Disclosure Schedule, each Subsidiary of the Company is wholly owned directly or indirectly by the Company or one or more other Subsidiaries of the Company.

Section 4.4 Financial Statements; No Undisclosed Liabilities.

(a)       Section 4.4(a) of the Company Disclosure Schedule sets forth (i) the Seller’s audited consolidated balance sheet as of December 31, 2017 (the “Latest Audited Balance Sheet”) and December 31, 2016, and related audited consolidated statements of operations, comprehensive income, changes in members’ equity and cash flows for the fiscal years ended December 31, 2017 and December 31, 2016 of Seller and its Subsidiaries (all such financial statements, the “Financial Statements”) and (ii) Seller’s unaudited condensed consolidated balance sheet as of March 31, 2018, and the related unaudited condensed consolidated statements of operations and comprehensive income and cash flows for the three months ended March 31, 2018 (the “Interim Financial Statements”). The Financial Statements and Interim Financial Statements each present fairly, in all material respects and in conformity with GAAP, the consolidated financial position, cash flows and results of operations of the Company and its Subsidiaries (taken as a whole) as of the times and for the periods referred to therein and were prepared in accordance with GAAP (except, in the case of the Interim Financial Statements, subject to normal and recurring year-end adjustments, the effect of which would not be material). All accounts and notes receivable and other receivables arising from or otherwise relating to the business of the Company and its Subsidiaries as of the Closing Date are valid, genuine and fully collectible in the aggregate amount thereof, in all material respects.

(b)       None of the Company, Infinity Acquisition, LLC or Ipreo Holdings LLC has any material Liabilities. No Subsidiary of Ipreo Holdings LLC has any Liabilities, other than Liabilities (i) to the extent reflected in and reserved against in the Latest Audited Balance Sheet or otherwise to the extent specifically described in the notes to the Latest Audited Balance Sheet, (ii) incurred in the ordinary course of business since the Reference Date, (iii) set forth on Section 4.4(b) of the Company Disclosure Schedule or (iv) that are not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

Section 4.5 Absence of Certain Developments.

(a)       Since the Reference Date, there has not been a Material Adverse Effect.

(b)       Except as set forth on Section 4.5 or Section 7.1 of the Company Disclosure Schedule and except as expressly required by this Agreement, since the Reference Date the Company and each of its Subsidiaries have conducted their business in the ordinary course (including with respect to keeping intact their respective businesses, preserving their relationships with, and goodwill of, customers, suppliers, lenders and other Persons with which they have significant business relationships, making capital expenditures and managing their working capital (including the timing and collection of accounts receivable and the payment of accounts payable)). Without limiting the generality of the foregoing, since the

Reference Date, neither the Company nor any of its Subsidiaries has taken any action or omitted to take any action which, had such action or omission occurred after the date of this Agreement and prior to the Closing, would have required the consent of Parent pursuant to Section 7.1 (other than pursuant to Sections 7.1(b), (c) and (d)).

Section 4.6 Title to Properties.

(a)       Except as set forth on Section 4.6(a) of the Company Disclosure Schedule, the Company or its Subsidiaries has good and valid title to, or holds pursuant to valid and enforceable leases, all of the properties and assets, real and personal, tangible or intangible shown to be owned or leased by such entity on the Latest Audited Balance Sheet and the Interim Financial Statements or that are otherwise material to the operation of their business as currently conducted, free and clear of all Liens (except for Permitted Liens), and except to the extent that the failure to so own or hold such property would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The tangible properties and assets owned or leased by the Company and its Company Subsidiaries constitute all of the property and assets used or held for use in connection with the business of the Company and its Subsidiaries and are sufficient (and in a condition suitable) to conduct such business as currently conducted, except in each case, as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(b)       The real property demised by the leases described on Section 4.6(b) of the Company Disclosure Schedule (the “Leased Real Property”, and such leases, the “Leased Real Property Leases”) constitutes all of the real property leased by the Company or its Subsidiaries with annual lease payments in excess of $250,000. The Company has made available to Parent complete and accurate copies of each of the Leased Real Property Leases, and none of such leases have been modified in any material respect, except to the extent that such modifications are disclosed by the copies made available to Parent. Except as set forth on Section 4.6(b) of the Company Disclosure Schedule, the Leased Real Property Leases are in full force and effect, and the Company or one of its Subsidiaries holds a valid and existing leasehold interest under each such lease, subject to proper authorization and execution of such lease by the other party and the application of any bankruptcy or creditor’s rights laws. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is in default beyond any applicable notice and cure periods in any material respect under any of such leases. Except as set forth on Section 4.6(b) of the Company Disclosure Schedule, neither the Company nor any of the Company’s Subsidiaries has subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof.

(c)       Neither the Company nor any of its Subsidiaries owns any real property.

Section 4.7 Tax Matters.

(a)       Except as set forth on Section 4.7 of the Company Disclosure Schedule, all income and other material Tax Returns of the Company and its Subsidiaries required to be filed have been properly and timely filed (taking into account any applicable extensions), and all such Tax Returns were true, correct and complete in all material respects. All income and other material Taxes required to be paid by or on behalf of the Company and its Subsidiaries have either been paid in full or are duly provided for in accordance with GAAP. There are no Liens for Taxes on the Membership Interests or on any of the assets of the Company or any of its Subsidiaries (other than Permitted Liens). All material Taxes required to be withheld and paid by the Company and its Subsidiaries have been withheld and paid in full to the proper Tax Authority. As of the date hereof, (i) there are no pending audits or Actions or, to the Knowledge of the Company, threatened audits or Actions relating to any material Tax of the Company and its Subsidiaries, (ii) no written notice of an audit by a Tax Authority has been received by the Company or any of its Subsidiaries, which audit has not been finally resolved, closed, settled and paid in full, and (ii) there are no assessments or deficiencies for any material Tax that have been asserted or made in writing against the Company or any of its Subsidiaries that have not been finally settled and paid in full. Neither the Company nor any Subsidiary of the Company has waived any statute of limitations in respect of any material Tax or agreed to any extension of time with respect to any material Tax assessment or deficiency, in each case, which period (after giving effect to such waiver or extension) has not yet expired, and no request for any such waiver or extension is currently pending other than as a result of any extension pursuant to an extension to file any Tax Return.

(b)       Neither the Company nor any Subsidiary of the Company has participated in any “reportable transaction” (other than a “loss transaction”) within the meaning of Treasury Regulations section 1.6011-4. Section 4.7 of the Company Disclosure Schedule sets forth the entity classification of the Company and each Subsidiary for U.S. federal income tax purposes and lists all check-the-box and similar entity classification elections made with respect to the Company and its Subsidiaries for all U.S. federal income Tax purposes.

(c)       Neither the Company nor any Subsidiary of the Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Post-Closing Tax Period as a result of any (i) closing agreement or settlement with a Tax Authority executed before the Closing, (ii) prepaid amounts or advanced billings received before the Closing, (iii) installment sale or open transaction disposition made before the Closing, (iv) an election pursuant to Section 108(i) of the Code made before the Closing or (v) change in method of accounting pursuant to Section 481 of the Code (or any analogous provision of state, local or foreign law) relating to an item reported for a Pre-Closing Tax Period.

(d)       Neither the Company nor any Subsidiary of the Company (i) has been a member of an affiliated, consolidated, combined or unitary group other than one of which the Company was the common parent or (ii) has any liability for any material Taxes of any other Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, or as a result of any indemnification provision or other contractual obligation (other than those contained in agreements entered into in the ordinary course of business the primary purpose of which does not relate to Taxes).

(e)       No claim has been made in writing by any Tax Authority in a jurisdiction where the Company or any Subsidiary of the Company does not file Tax Returns that the Company or any Subsidiary of the Company is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

(f)       During the two-year period ending on the date hereof, none of the Company and any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(g)       Neither the Company nor any of its Subsidiaries has been required to include any amount in income by reason of Section 965(a) of the Code, or has any obligation to make any payment described in Section 965(h) of the Code. All Subsidiaries of the Company incorporated outside of the United States have a taxable year that is a calendar year.

(h)       There are no requests for rulings or determinations in respect of any Tax or Tax Asset pending between the Company or any of its Subsidiaries and any Tax Authority. There is no outstanding power of attorney authorizing any person to act on behalf of the Company or any of its Subsidiaries in connection with a Tax liability, Tax Return or audit or Action relating to Tax.

(i)       Neither the Company nor any of its Subsidiaries is party to any Tax Sharing Agreement.

(j)       The Company and its Subsidiaries are in compliance in all material respects with all applicable transfer pricing Laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating their transfer pricing practices and methodology.  The prices for any property or services (or for the use of any property) provided by or to the Company and its Subsidiaries are arm’s-length prices for purposes of the relevant transfer pricing laws, including Treasury Regulations promulgated under Section 482 of the Code.

(k)       Each of the Company and each of its Subsidiaries is and at all times has been resident for Tax purposes solely in the country in which it is incorporated, and neither the Company nor any of its Subsidiaries has a permanent establishment (within the meaning of an applicable Tax treaty) or an office or fixed place of business in a country other than the country in which it is incorporated or organized.

(l)       No material charge to Tax will arise to any Subsidiary of the Company that is incorporated or tax resident in the United Kingdom as a result of (i) entry into this Agreement or (ii) Closing.

(m)       No Subsidiary of the Company that is incorporated or tax resident in the United Kingdom has engaged in any notifiable arrangement for purposes of Part 7 of the United Kingdom Finance Act 2004.

Section 4.8 Contracts and Commitments.

(a)       Except as set forth on Section 4.8(a) of the Company Disclosure Schedule, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is party to or bound by any:

(i)       employment agreements or employment Contracts (other than customary employment offer letters of the Company or its Subsidiaries) with any Key Employee;

(ii)       collective bargaining agreement or other Contract with any labor organization, works council, union or association in respect of employees of the Company or its Subsidiaries (a “Collective Bargaining Agreement”);

(iii)      Contract under which the Company or its Subsidiaries has borrowed any money from, or issued any note, bond, debenture or other evidence of Indebtedness to, any Person, or otherwise relating to Indebtedness, or pursuant to which the Company or any of its Subsidiaries is required to advance, loan or make a capital contribution to, any Person, in each case, in excess of $500,000 (other than trade payables incurred in the ordinary course of business and other than intercompany obligations solely between the Company or any of its Subsidiaries (other than any Joint Venture Subsidiaries);

(iv)      Contract under which the Company or its Subsidiaries has directly or indirectly guaranteed Indebtedness of any other Person in excess of $500,000, except for intercompany Indebtedness solely between the Company or any of its Subsidiaries (other than any Joint Venture Subsidiaries);

(v)       Contract or series of related Contracts that represents the resolution, settlement, release or compromise of any actual or threatened Action or series of related Actions against or by the Company or its Subsidiaries that seeks or provides for injunctive relief or will require payment by the Company or its Subsidiaries of consideration in excess of $500,000 after the date of this Agreement;

(vi)      Contract granting a Lien upon the Company or its Subsidiaries’ assets, or which secures Indebtedness in excess of $500,000;

(vii)     Contract with any Top Customer or Top Supplier other than statements of work (and similar ancillary Contracts) or Contracts that are not material to the relationship with any such Top Customer or Top Supplier;

(viii)    Contract (A) for any joint venture, stockholder, partnership, investors rights, voting rights or similar Contract or a limited liability company agreement (in each case, other than solely among the Company and its Subsidiaries (other than any Joint Venture Subsidiaries) or (B) relating to ownership of or investments in any Person (other than any Joint Venture Subsidiaries) of the Company or the material sharing of revenues, profits or expenses;

(ix)       Contract (A) granting exclusive rights or prohibiting or restricting the ability of the Company or its Subsidiaries to engage in any business, to operate in any geographical area or to compete with any Person (excluding confidentiality and non-disclosure agreements that do not contain any restrictions other than customary confidentiality and non-disclosure obligations) or (B) containing any “most favored nation”, “right of first refusal” or “first negotiation”, “take or pay” or other guaranteed minimum purchase obligation, sale obligation or other similar provision or obligation;

(x)       Contract for any lease or sublease of personal property requiring payments in excess of $250,000 in any fiscal year or $1,000,000 in the aggregate, in each case that cannot be terminated on not more than 90 days’ notice without payment by the Company or any of its Subsidiaries of any termination fee or other similar penalty.

(xi)       Contract with any Governmental Body requiring annual payments by or to the Company or any of its Subsidiaries in excess of $500,000;

(xii)      Affiliate Contract;

(xiii)     Contract between the Company or any of its Subsidiaries (other than Private Market Connect, LLC or Synaps Loans LLC, or any of their respective Subsidiaries) on the one hand, and Private Market Connect, LLC or Synaps Loans LLC (or any of their respective Subsidiaries) on the other hand;

(xiv)     Contract (excluding confidentiality and non-disclosure agreements that do not contain any restrictions other than customary confidentiality and non-disclosure obligations and non-binding letters of intent) relating to the acquisition or disposition by the Company or any of its Subsidiaries of any business or a material amount of stock or assets of any other Person (whether by merger, sale of stock, sale of assets or otherwise) (A) for aggregate consideration (including any earn-out or similar consideration) in excess of $5,000,000 entered into since January 1, 2015 or (B) pursuant to which the Company or any of its Subsidiaries has any remaining obligations (other than customary confidentiality and non-disclosure obligations or customary covenants to provide reasonable access to books and records); or

(xv)      Contract containing commitments or obligations to enter into any agreement of the types described in this Section 4.8.

(b)       The Company has made available to Parent a true and correct copy of (i) each Contract set forth in, or required to be set forth in, Section 4.8(a) of the Company Disclosure Schedules and (ii) each Organizational Document of the Company and each of its Subsidiaries.

(c)       Neither the Company nor any of its Subsidiaries is in material default under or breach of (or is, to the Knowledge of the Company, alleged to be in material default of or breach under), and to the Knowledge of the Company no event or circumstance has occurred that, with notice or lapse of time or both, would constitute any material default under, or breach of, any Contract set forth in (or required to be set forth in, or entered into after the date hereof that, had it been entered into as of the date hereof would have been required to be set forth in) Section 4.8(a) of the Company Disclosure Schedule (each, a “Material Contract” and, collectively, the “Material Contracts”), except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each Material Contract is valid and binding on the Company or its Subsidiary and, to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, except (x) as enforceability may be limited by the Enforceability Exceptions or (y) where such failure would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.9 Intellectual Property.

(a)       Section 4.9(a) of the Company Disclosure Schedule sets forth a true and complete list of the following items included in the Owned Intellectual Property: (A) all issued patents and patent applications; (B) all trademark and service mark registrations and applications; (C) all copyright registrations and applications; and (D) all domain name registrations.

(b)       Section 4.9(b) of the Company Disclosure Schedule sets forth a true and complete list of all Contracts pursuant to which any third party grants a license, or otherwise authorizes, the Company or any of its Subsidiaries to use or practice any rights under (or have immunity or freedom from assertion with respect to), or grant sublicenses with respect to, any Intellectual Property owned by such third party providing for payments by the Company or any of its Subsidiaries in excess of $500,000 (“In-Bound Licenses”); provided, however, that Section 4.9(b) of the Company Disclosure Schedule is not required to list any In-Bound Licenses for commercial off-the-shelf or “open source” Software that is generally available on non-discriminatory pricing terms and is not material to the business of the Company and its Subsidiaries, taken as a whole, as conducted as of the date hereof. Any Contract listed or required to be listed on Section 4.9(b) and Section 4.9(j) of the Company Disclosure Schedule shall be considered a Material Contract for purposes of this Agreement and shall be subject to Section 4.8(b) and Section 4.8(c) of this Agreement.

(c)       Section 4.9(c) of the Company Disclosure Schedule sets forth a true and complete list of all Contracts pursuant to which the Company or any of its Subsidiaries grants a license, or otherwise authorizes, a third party to use or practice any rights under, or grant sublicenses with respect to, any Intellectual Property providing for payments to the Company or its Subsidiaries in excess of $500,000 per year (“Out-Bound Licenses”); provided, however, that Section 4.9(c) of the Company Disclosure Schedule is not required to list (A) any Out-Bound Licenses that are nonexclusive off-the-shelf agreements with customers or resellers of the Company or its Subsidiaries that are not material to the business of the Company or its Subsidiaries, taken as a whole, as conducted as of the date hereof and (B) any nonexclusive licenses granted to customers in the ordinary course of business. Any Contract listed on Section 4.9(c) of the Company Disclosure Schedule shall be considered a Material Contract for purposes of this Agreement and shall be subject to Section 4.8(b) and Section 4.8(c) of this Agreement.

(d)       Except as set forth on Section 4.9(d) of the Company Disclosure Schedule, the Company and each Subsidiary solely and exclusively owns all Intellectual Property that it purports to own, and owns or has a valid right to use all other Intellectual Property applicable to or used in the conduct of its respective business (including rights to use any and all data collected, used, held for use, stored, processed or otherwise exploited or commercialized in the conduct of its respective business in all forms, formats and manner in which such data is currently used or currently contemplated to be used), and in each case, the Company or such Subsidiary owns or holds such rights free and clear of all Liens other than Permitted Liens.

(e)       Except as set forth on Section 4.9(e) of the Company Disclosure Schedule, the conduct of the business of the Company or any of its Subsidiaries (i) as currently conducted does not infringe, violate or constitute a misappropriation of, and (ii) since January 1, 2015, has not infringed, violated or constituted a misappropriation of, any Intellectual Property of any third party. Except as set forth on Section 4.9(e) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has received any written notice of, or is party to any pending or, to the Knowledge of the Company, threatened Action related to, (i) any such alleged infringement, violation or misappropriation from any third party, (ii) any challenge from a third party regarding the registrability, scope, validity or enforceability of any Owned Intellectual Property or (iii) any challenge from a third party contesting the Company’s or any of its Subsidiaries’ ownership of any of the Owned Intellectual Property or rights under any Licensed Intellectual Property, for each of (i)–(iii), that has not been satisfactorily resolved with no ongoing Liability, limitations or restrictions on the Company or any of its Subsidiaries.

(f)       Except as set forth on Section 4.9(f) of the Company Disclosure Schedule, to the Knowledge of the Company, no Person is infringing, violating or misappropriating, or has infringed, violated or misappropriated, any of the rights of the Company or any of its Subsidiaries in any Intellectual Property.

(g)       Except as set forth on Section 4.9(g) of the Company Disclosure Schedule, (i) all Owned Intellectual Property that is the subject of a registration is subsisting, valid, enforceable and in full force and effect and (ii) none of the Owned Intellectual Property has been adjudged invalid or unenforceable in whole or in part.

(h)       Except as set forth on Section 4.9(h) of the Company Disclosure Schedule, all of the Company’s and its Subsidiaries’ employees and consultants and all other Persons engaged in the creation of any Intellectual Property for the Company or any of its Subsidiaries have executed an invention assignment Contract whereby such employees, consultants and other Persons presently assign to the Company or any of its Subsidiaries all of their right, title and interest in and to such Intellectual Property and, to the Knowledge of the Company, no such Contract has been breached or violated.

(i)       Except as set forth on Section 4.9(i) of the Company Disclosure Schedule, the Company and its Subsidiaries have taken reasonable actions to maintain, protect, defend and enforce all Owned Intellectual Property, including all actions necessary to maintain and protect the confidentiality of all Owned Intellectual Property that is of a confidential nature (including trade secrets and Software source code).

(j)       Except as set forth on Section 4.9(j) of the Company Disclosure Schedule, (i) no Software included in the Owned Intellectual Property contains, is linked to or is based upon any “open source” or similar Software governed by a license that would require the Company or any of its Subsidiaries to make available or distribute any of its proprietary source code to others or license its proprietary Software or Intellectual Property to others (A) on a royalty-free basis, (B) for the purpose of making derivative works or (C) under terms that allow reverse engineering, reverse assembly or disassembly; (ii) the Company and its Subsidiaries take reasonable actions to protect their Intellectual Property and IT Assets and there have been no breaches or outages of same; (iii) since January 1, 2016, neither the Company nor any of its Subsidiaries has received any written notices concerning any breach with respect to personally sensitive information; and (iv) no proprietary source code of the Company has been disclosed, or released from escrow, to a third party or will be required to be disclosed or released as a result of the consummation of the transactions contemplated herein.

(k)       Except as set forth on Section 4.9(k) of the Company Disclosure Schedule, there are no defects in any of the Software included in the Owned Intellectual Property that would prevent such Software from performing substantially in accordance with its user specifications and, there are no viruses, worms, Trojan horses or similar programs in any such Software, except as would not, individually or in the aggregate, be material.

(l)       Except as set forth on Section 4.9(l) of the Company Disclosure Schedule, (i) the IT Assets are fully functional and operate and perform in all respects in accordance with their documentation and functional specifications and otherwise in a manner that permits the Company and each of its Subsidiaries to conduct their respective businesses in the manner in which they are currently conducted; (ii) there has been no unauthorized use, access, interruption, modification or corruption of any IT Assets (or any information or data stored therein or transmitted thereby) and (iii) the Company and its Subsidiaries have taken commercially reasonable actions, consistent with current industry standards, to protect the confidentiality, integrity and security of the IT Assets (and all information or data stored therein or transmitted thereby), except, in each case, as would not, individually or in the aggregate, be material.

(m)       Except as set forth on Section 4.9(m) of the Company Disclosure Schedule, the Company and its Subsidiaries have at all times complied in all material respects with (i) all Laws relating to data privacy, data protection, security breach notification and the collection, storage and use of personally identifiable information and user information gathered or accessed in the course of their respective operations (“Data Privacy Laws”), (ii) all rules, policies and procedures on data privacy, protection, collection, storage and use established by the Company and its Subsidiaries from time to time (“Data Privacy Policies”) and (iii) all restrictions and requirements with respect to the Company’s and its Subsidiaries’ use, storage, collection and processing of data and personally identifiable information contained in any Contract to which the Company or any of its Subsidiaries is bound (“Data Processing Contracts”).

(n)       Except as set forth on Section 4.9(n) of the Company Disclosure Schedule, (i) no Action is pending or threatened against the Company or any of its Subsidiaries alleging any breach or violation of any Data Privacy Laws, Data Processing Contracts or Data Privacy Policies, (ii) the consummation of the transactions contemplated by this Agreement will not breach or otherwise cause any violation by the Company or any of its Subsidiaries of any Data Privacy Laws, Data Processing Contracts or Data Privacy Policies and (iii) the Company and its Subsidiaries have taken reasonable steps necessary to be in compliance with Regulation (EU) 2016/679 (the General Data Protection Regulation) when it takes effect on May 25, 2018.

Section 4.10 Litigation. Except as set forth on Section 4.10 of the Company Disclosure Schedule, no actions, suits or Actions (i) are pending or (ii) to the Knowledge of the Company, since January 1, 2015, have been threatened in writing against the Company or any of its Subsidiaries before or by any Governmental Body, and neither the Company nor any of its Subsidiaries is subject to any outstanding Governmental Order, except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.11 Benefit Plans.

(a)       Section 4.11(a) of the Company Disclosure Schedule contains a true and complete list of all material Employee Plans. For purposes of this Agreement, the term “Employee Plans” means, collectively, any “employee benefit plans” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA), all bonus, change in control, retention, option, purchase, incentive, deferred compensation, retirement, severance and other compensation or benefit plans, programs, policies and arrangements, and all consulting agreements, offer letters and employment agreements with the Company or its Subsidiaries’ officers, managers, members, employees, and other individual service providers ((x) except to the extent an employment agreement provides for “at-will” employment and does not provide for severance payments (or similar termination payments) or (y) in the case of employees whose legal employer is outside of the United States, does not impose severance obligations other than (1) mandatory statutory severance or (2) payments in lieu of termination notice periods that do not exceed three months in duration, in each case, (A) that is sponsored, administered, maintained or contributed to or entered into by the Company or any of its Affiliates for the benefit of, or relating to, current or former employees, officers, managers, members or other individual service providers of the Company or its Subsidiaries or (B) for which the Company or any of its Subsidiaries has any Liability, provided that any plan, program or arrangement sponsored, maintained or contributed to primarily for the benefit of employees whose legal employer is outside of the United States to the extent required by applicable non-U.S. Law to be so sponsored, maintained, or contributed to or that is sponsored by a Governmental Body shall not be considered an Employee Plan. Parent has been provided access to (i) complete copies of each material Employee Plan, (ii) the most recent annual report on Form 5500 (including all schedules and attachments thereto) filed with the

Internal Revenue Service with respect to each material Employee Plan (if any such report was required by applicable Law), (iii) the most recent summary plan description (or similar document) for each material Employee Plan for which a summary plan description is required by applicable Law, (iv) the most recently prepared financial statement for each material Employee Plan, (v) all material non-routine documents and correspondence relating thereto received from or provided to any Governmental Body during the past year for each material Employee Plan, (vi) each trust agreement, insurance contract or other funding arrangement, if any, relating to any material Employee Plan and (vii) if such plan is a material International Plan, documents that are substantially comparable (taking into account differences in applicable Law and practices) to the documents required to be provided in clauses (i) through (vi).

(b)       All Employee Plans are in compliance in all respects with their terms and the requirements prescribed by applicable Law, except as would not have, and would not reasonably be expected to have, a Material Adverse Effect. Each Employee Plan that is intended to be qualified under Section 401(a) of the Code is the subject of a determination letter or opinion letter from the Internal Revenue Service to the effect that such Employee Plan is qualified under Section 401(a) of the Code, and to the Knowledge of the Company, nothing has occurred since the date of such letter that would reasonably be expected to adversely affect such qualified status.

(c)       None of the Company or any of its ERISA Affiliates maintains, administers, sponsors or contributes to (or has any obligation to contribute to), or has during the past six years maintained, administered, sponsored or contributed to (or had any obligation to contribute to), or has any direct or indirect Liability with respect to any Employee Plan subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code. At no time has the Company or its Subsidiaries contributed to or been obligated to contribute to any multiemployer plan (as defined in Section 3(37) of ERISA). None of the Company or its Subsidiaries has at any time ever maintained, established, sponsored, participated in or contributed to any multiple employer plan or to any plan subject to Section 413 of the Code. No event has occurred and no condition exists that would subject the Company or its Subsidiaries, either directly or by reason of their affiliation with any member of their “controlled group” (defined as any organization which is a member of a controlled group of organizations within the meaning of Code sections 414(b), (c), (m) or (o)), to any tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable laws, rules and regulation, except as would not have, and would not reasonably be expected to have, a Material Adverse Effect.

(d)       No Employee Plan provides, or reflects or represents any liability to provide, retiree life insurance, retiree health or other retiree employee welfare benefits to any Person for any reason, except as may be required by COBRA or other similar applicable Law. Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former Company Employee or individual service provider for any Tax incurred by such Company Employee or individual service provider under Section 409A or Section 280G of the Code.

(e)       There are, to the Knowledge of the Company, no investigations by any Governmental Body or any Actions against or involving any Employee Plan (other than routine claims for benefits) except as would not have, and would not reasonably be expected to have, a Material Adverse Effect.

(f)       Each International Plan (i) if intended to qualify for special tax treatment, meets all the requirements for such treatment, and (ii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles, in each case, except as would not result in a Material Adverse Effect.

(g)       Except as set forth on Section 4.11(g) of the Company Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not, of itself or by virtue of any subsequent termination of employment or other event, entitle any current or former employee or individual service provider of the Company or its Subsidiaries to severance pay or other payment or benefit under any Employee Plan or any transaction or retention bonus, or accelerate the time of payment or vesting, or trigger any funding of compensation or benefits due to any such employee or individual service provider under any Employee Plan or limit or restrict the right of the Company or any of its Subsidiaries or, after the Closing, Parent to merge, amend or terminate any Employee Plan in a manner that results in material liability to the Company and its Subsidiaries taken as a whole.

(h)       Except as set forth on Section 4.11(h) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (alone or in combination with any subsequent termination of employment or other subsequent event) will result in any payment or benefit to be received by any employee, equityholder or other service provider of the Company or its Subsidiaries under any Employee Plan that would not be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code.

(i)       With respect to the Company and its Subsidiaries: (i) none are party to any Collective Bargaining Agreement or collective bargaining relationships; (ii) to the Knowledge of the Company, no union organizing activities or material labor disputes are underway or threatened and no such activities or disputes have occurred since January 1, 2016; (iii) since January 1, 2016, neither the Company nor any of its Subsidiaries has implemented any plant closing or layoff of employees that could implicate the Worker Adjustment and Retraining Notification Act of 1988 or any similar Law and (iv) to the Knowledge of the Company, there are no unfair labor practice complaints pending or threatened against the Company or any of its Subsidiaries before any Governmental Body involving Company Employees. The consent or consultation of, or the rending of formal advice by, any labor or trade union, works council or other employee representative body is not required for the Company to enter into this Agreement or to consummate any of the transactions contemplated hereby.

Section 4.12 Insurance. Section 4.12 of the Company Disclosure Schedule lists each material insurance policy maintained by the Company or any of its Subsidiaries as of the date of this Agreement and true and complete copies of all such insurance policies have been made available to Parent. All such insurance policies are, and since January 1, 2016 have been, in full force and effect and are of the type and in amounts customarily carried by Persons conducting businesses similar to those of the Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries is in material default with respect to its obligations under any such insurance policies. Neither the Company nor any of its Subsidiaries has any self-insurance or co-insurance programs. There is no claim by the Company or any of its Subsidiaries pending under any such insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such policies. The Company and its Subsidiaries shall after the Closing continue to have coverage under such insurance policies with respect to events occurring prior to the Closing.

Section 4.13 Compliance with Law. The Company and each of its Subsidiaries is and has since January 1, 2013 been in compliance in all material respects with all applicable Laws and regulations. The Company and its Subsidiaries currently have and since January 1, 2015 have had all authorizations, licenses and Permits which are required for the operation of their respective businesses as presently conducted, and all such Permits are valid and in full force and effect, in each case other than those the failure of which to possess or be valid and in full force and effect would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of any of its authorizations, licenses or Permits, except where such default or violation would not have, and would not reasonably be expected to have, a Material Adverse Effect.

Section 4.14 Environmental Compliance and Conditions. Except as set forth on Section 4.14 of the Company Disclosure Schedule, (i) the Company and its Subsidiaries have at all times been, and presently are, in compliance in all material respects with all Environmental Laws, (ii) there are no pending, or to the Knowledge of the Company, threatened, claims, Actions or investigations by any Governmental Body or other Person against the Company or any of its Subsidiaries alleging that the Company or any of its Subsidiaries is not in material compliance with, any Environmental Laws, and (iii) no Regulated Substances have been Released or threatened to be Released by the Company or any of its Subsidiaries (or any of their respective predecessors) in the conduct or operation of its business that could result in a material violation of, or material obligation under, any Environmental Law.

Section 4.15 Affiliated Transactions. Except as set forth on Section 4.15 of the Company Disclosure Schedule there are no Contracts or accounts between the Company or any of its Subsidiaries, on the one hand, and any Related Party (or to the Knowledge of the Company, in which any Related Party has a material interest), on the other hand (other than (i) in the case of any employee, officer or director, any employment Contract or Contract with respect to the issuance of equity in the Company and (ii) commercial Contracts with Affiliates of Seller entered into in the ordinary course of business on arms’ length terms) (collectively, the “Affiliate Contracts”).

Section 4.16 Anti-Corruption Laws; Sanctions; Export and Import Controls. Except as would not have, and would not reasonably be expected to have, a Material Adverse Effect, neither the Company nor any of its Subsidiaries (or any of their respective directors, officers, executives, employees, or, to the Knowledge of the Company, any of their respective representatives or agents in their capacity as such) has (i) used or is using, or has offered or attempted to use, any funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii) used or is using, or has offered or attempted to use, any funds for any direct or indirect unlawful payments to any government officials or employees (domestic or foreign); (iii) made, offered to make, or attempted to make any bribe, unlawful rebate, payoff, influence payment, kickback or similar unlawful payment, (iv) taken any action in violation of the Foreign Corrupt Practices Act , the Bribery Act of 2010 of the United Kingdom , or any other anti-corruption Law (collectively, “Anti-Corruption Laws”) or (v) violated any applicable export and import controls Laws or any applicable sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (OFAC) or the U.S. Department of State, the United Nations Security Council, the European Union, or other relevant sanctions authority (collectively, “Sanctions”). Neither the Company nor any of its Subsidiaries or Affiliates, nor any of their respective directors, officers, employees, agents or representatives, is, or is owned or controlled by one or more Persons that are: (A) the subject of any Sanctions (including, without limitation, Crimea, Cuba, Iran, North Korea, and Syria). Since January 1, 2013, neither the Company nor any of its Subsidiaries or Affiliates has engaged in, or is now engaged in, directly or indirectly, any dealings or transactions with any Person, or in any country or territory, that, at the time of the dealing or transaction, is or was the subject of Sanctions. The Company and its Subsidiaries have instituted and maintain policies and procedures designed to promote compliance with all applicable Anti-Corruption Laws, export and import control Laws and Sanctions.

Section 4.17 Customers and Suppliers.

(a)       Section 4.17(a) of the Company Disclosure Schedule sets forth a true and complete list of the ten largest customers of the Company and its Subsidiaries (by revenue recognized for the fiscal year ended December 31, 2017) (the “Top Customers”). No Top Customer has, since the end of such fiscal year, cancelled or otherwise terminated or threatened in writing to cancel or otherwise terminate the relationship of such Person with the Company or any of its Subsidiaries or has decreased or limited materially or threatened in writing to decrease or limit materially, its purchase of services or data from the Company and its Subsidiaries.

(b)       Section 4.17(b) of the Company Disclosure Schedule sets forth a true and complete list of the ten largest suppliers or providers of products, goods or services to the Company and its Subsidiaries (by dollar volume paid for the fiscal year ended December 31, 2017), as well as any other supplier or provider of products, goods or services on which the Company or any of its Subsidiaries has a material dependency (the “Top Suppliers”). No Top Supplier has, since the end of such fiscal year, cancelled or otherwise terminated or threatened in writing to cancel or otherwise terminate the relationship of such Person with the Company or any of its Subsidiaries or has decreased or limited materially or threatened in writing to decrease or limit materially, its services or provision of data to the Company and its Subsidiaries.

Section 4.18 Brokers. Except for Goldman Sachs & Co. LLC and Morgan Stanley & Co., there is no financial adviser, investment banker, broker, finder or other intermediary that is entitled to any fee or commission from the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement and the Transaction Agreements and, to the extent not paid by Seller or by the Company in Cash prior to the Closing, all such fees and commissions shall be included as Company Transaction Expenses.

Article V

REPRESENTATIONS AND WARRANTIES OF Seller

Seller hereby represents and warrants to Parent and Merger Sub as of the date hereof and as of the Closing Date as follows:

Section 5.1 Organization, Power and Standing. Seller is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has all limited liability company power and authority to execute and deliver this Agreement and each other Transaction Agreement and to perform its obligations hereunder and thereunder.

Section 5.2 Authorization. The execution, delivery and performance of this Agreement and each other Transaction Agreement by Seller and the consummation of the transactions contemplated by this Agreement and the Transaction Agreements have been duly and validly authorized by all requisite limited liability company action on the part of Seller, and no other proceedings on Seller’s part are necessary to authorize the execution, delivery or performance of this Agreement or any Transaction Agreement. Assuming that this Agreement and each Transaction Agreement (to which Parent or Merger Sub, as applicable, is a party) is a valid and binding obligation of Parent and Merger Sub (as applicable), this Agreement and each Transaction Agreement constitutes a valid and binding obligation of Seller, enforceable in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions.

Section 5.3 No Breach. Except (i) as set forth on Section 5.3 of the Company Disclosure Schedule or (ii) as required under the HSR Act and for the FCA Approval and the Investor Consents, the execution, delivery and performance of this Agreement or any Transaction Agreement by Seller and the consummation of the transactions contemplated by this Agreement or any Transaction Agreement do not and will not conflict with or result in any material breach of, constitute a material default under, result in a material violation of, result in the creation of any material Lien upon any material assets of Seller under, or require any material Consent under (A) the provisions of Seller’s Organizational Documents, (B) the provisions of any Contract to which Seller is bound, or (C) any Law or Governmental Order to which Seller is subject other than, as would not have or reasonably be expected to materially interfere with Seller’s execution, delivery and performance of this Agreement or any Transaction Agreement.

Section 5.4 Ownership. Seller is the record and beneficial owner of all of the issued and outstanding Membership Interests free and clear of Liens, other than those that are imposed by applicable securities Laws. Except for the Membership Interests, neither Seller nor any other Person owns any Company Securities.

Section 5.5 Litigation. As of the date hereof, there are no Actions by or before any Governmental Body pending, or to the actual knowledge of Seller, threatened in writing against Seller with respect to this Agreement or any Transaction Agreement to which Seller is a party, except as would not have, and would not reasonably be expected to have, a Material Adverse Effect.

Section 5.6 Brokers. Except for Goldman Sachs & Co. LLC and Morgan Stanley & Co., there is no financial adviser, investment banker, broker, finder or other intermediary that is entitled to any fee or commission from the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement and the Transaction Agreements and, to the extent not paid by Seller or by the Company in Cash prior to the Closing, all such fees and commissions shall be included as Company Transaction Expenses.

Section 5.7 No Other Activities. Except as set forth on Sections 4.12 and 4.15 of the Company Disclosure Schedule, Seller has not engaged in any activity or business prior to the date hereof other than acquiring and holding the Membership Interests, and activities incidental thereto, including activities related to the performance by Seller of its obligations expressly set forth herein (including the North Carolina CDA). Seller has not incurred prior to the Closing any Liabilities other than (i) Liabilities arising out of its ownership of the Membership Interests (including the guarantee obligations set forth in the North Carolina CDA) and the maintenance of its existence or (ii) Liabilities incurred in connection with the negotiation and consummation of the transactions contemplated by this Agreement.

Article VI

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company and Seller as follows:

Section 6.1 Organization, Standing and Power. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the laws of the state of its organization, with full power and authority to enter into this Agreement and perform its obligations hereunder. Each of Parent and Merger Sub (a) has all requisite power and authority to own and lease its assets and to operate its business as the same are being owned, leased and operated and (b) is duly qualified or licensed to do business as a foreign entity in, and is in good standing in, each jurisdiction in which the nature of its business or its ownership of its properties requires it to be so qualified or licensed, except where the failure to be so qualified, licensed or in good standing would not reasonably be expected to materially impair or delay Parent’s or Merger Sub’s ability to perform its respective obligations under this Agreement and the other Transaction Agreements or consummate the transactions contemplated hereby or thereby. Parent has made available to the Company true and complete copies of the Organizational Documents, as currently in effect, for Parent and Merger Sub.

Section 6.2 Authorization; Valid and Binding Agreement. The execution, delivery and performance of this Agreement and each other Transaction Agreement by each of Parent and Merger Sub and the consummation of the transactions contemplated by this Agreement and the Transaction Agreements have been duly and validly authorized by all requisite action on the part of Parent and Merger Sub, and no other proceedings on the part of Parent or Merger Sub are necessary to authorize the execution, delivery or performance of this Agreement or any Transaction Agreement. Assuming that this Agreement and each Transaction Agreement (to which Seller or the Company, as applicable is a party) is a valid and binding obligation of Seller and the Company (as applicable), this Agreement and each Transaction Agreement constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions.

Section 6.3 No Breach; Consents, etc.

(a)       Except as required under the HSR Act and for the FCA Approval, the execution, delivery and performance of this Agreement or any Transaction Agreement by Parent and Merger Sub and the consummation of the transactions contemplated by this Agreement or any Transaction Agreement do not and will not conflict with or result in any material breach of, constitute a material default under, result in a material violation of, result in the creation of any material Lien upon any material assets of Parent or Merger Sub, or require any material Consent under (i) the provisions of the certificate of formation, limited liability company agreement (or applicable governing documents) of Parent or Merger Sub under, (ii) any material Contract to which Parent or Merger Sub is bound other than as would not materially interfere with the execution, delivery and performance of this Agreement by Parent or Merger Sub or (iii) any Law or Governmental Order to which Parent or Merger Sub is subject other than as would not have or reasonably be expected to materially interfere with the execution, delivery and performance of this Agreement or any Transaction Agreement by Parent or Merger Sub.

Section 6.4 Litigation. As of the date hereof, there are no, and in the past two years there have been no, Actions, suits or proceedings pending or, to the actual knowledge of Parent, threatened in writing against or affecting Parent or Merger Sub before or by any Governmental Body, which would adversely affect the performance under this Agreement or the consummation of the transactions contemplated by this Agreement by Parent or Merger Sub. None of Parent, Merger Sub or any of their Subsidiaries is subject to any Governmental Order or is in breach or violation of any Governmental Order, except as would not reasonably be expected to materially impair or delay Parent’s or Merger Sub’s ability to perform its respective obligations under this Agreement and the other Transaction Agreements or consummate the transactions contemplated hereby or thereby.

Section 6.5 Ownership and Operations. Parent owns of record and beneficially owns all membership interests of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, and has engaged in no other business or other activities or incurred any liabilities, other than in connection with or as contemplated in this Agreement and the other Transaction Agreements.

Section 6.6 Brokers. Except for Barclays Capital Inc. and HSBC Bank plc there is no financial adviser, investment banker, broker, finder or other intermediary that is entitled to any fee or commission from Parent or Merger Sub in connection with the transactions contemplated by this Agreement and the Transaction Agreements.

Section 6.7 Financial Ability. Parent has, and will have at the Closing, in each case together with the Debt Financing, all funds necessary to pay the Closing Payments and the Excess Amount, if any, and to consummate the transactions contemplated by this Agreement and has furnished to the Company written evidence thereof. Each of Parent and Merger Sub affirms that it is not a condition to the Closing or to any of its other obligations under this Agreement that Parent or Merger Sub obtains financing for or related to any of the transactions contemplated hereby, including, for the avoidance of doubt, the Debt Financing.

Section 6.8 Financing. Parent has delivered to the Company true, complete and correct copies of the executed commitment letter, dated as of the date hereof, between IHS Markit Ltd., HSBC Bank, National Association and HSBC Securities (USA) Inc. (including all exhibits, schedules, and annexes thereto, and the redacted executed fee letter associated therewith, collectively, the “Debt Financing Commitments”), pursuant to which the lenders thereto have committed, subject to the terms and conditions set forth therein, to lend the amounts set forth therein (the “Debt Financing”) for the purposes of funding the transactions contemplated by this Agreement, and related fees and expenses and the refinancing of certain outstanding Indebtedness of the Company. None of the Debt Financing Commitments has been amended or modified prior to the date of this Agreement, no such amendment or modification is contemplated, and the commitments contained in the Debt Financing Commitments have not been withdrawn or rescinded in any respect. Except for fee letters (complete copies of which have been provided to the Company, with only fee amounts and market flex provisions and other customary threshold amounts redacted; provided, that Parent represents and warrants that the market flex provisions in such fee letters do not permit the imposition of any new conditions (or the modification or expansion of any existing conditions) with respect to the Debt Financing or any reduction in the amount of the Debt Financing) and customary engagement letters with respect to the Debt Financing (none of which adversely affect the amount, conditionality, enforceability, termination or availability of the Debt Financing), as of the date hereof there are no side letters or Contracts to which Parent or Merger Sub is a party related to the funding or investing, as applicable, of the Debt Financing or the transactions contemplated hereby other than as expressly set forth in the Debt Financing Commitments delivered to the Company prior to the date hereof. Parent has fully paid any and all commitment fees or other fees in connection with the Debt Financing Commitments that are payable on or prior to the date hereof and Parent will, directly or indirectly, continue to pay in full any such amounts required to be paid as and when they become due and payable on or prior to the Closing Date. The Debt Financing Commitments are in full force and effect and are the legal, valid, binding and enforceable obligations of Parent and Merger Sub, as the case may be, and, to the knowledge of Parent and Merger Sub, each of the other parties thereto. There are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing, other than as expressly set forth in the Debt Financing Commitments delivered to the Company prior to the date hereof. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to (i) constitute a default or breach on the part of Parent or Merger Sub or, to the knowledge of Parent or Merger Sub, any other party thereto under any of the Debt Financing Commitments, (ii) constitute a failure to satisfy a condition precedent on the part of Parent or Merger Sub or any other party thereto under the Debt Financing Commitments or (iii) result in any portion of the Debt Financing Commitments being unavailable on the Closing Date. As of the date hereof, Parent has no reason to believe that any of the conditions to the Debt Financing contemplated by the Debt Financing Commitments applicable to it will not be satisfied or that the Debt Financing will not be made available to Parent on the Closing Date, nor to the knowledge of Parent, does Parent have any reason to believe that any of the Debt Financing Sources will not perform its respective funding obligations with respect to the Debt Financing under the Debt Financing Commitments. Assuming the Debt Financing is funded in accordance with the Debt Financing Commitments, Parent and Merger Sub will have on the Closing Date funds sufficient to (i) pay the Closing Payments and the other payments under Article III, (ii) pay any and all of the fees and expenses required to be paid by Parent, Merger Sub and the Surviving Company in connection with the Merger and the Debt Financing, (iii) pay for any refinancing of any outstanding Indebtedness of the Company or any of its Subsidiaries contemplated by this Agreement or the Debt Financing Commitments, and (iv) satisfy all of the other payment obligations of Parent, Merger Sub and the Surviving Company contemplated hereunder. Each of Parent and Merger Sub affirms that it is not a condition to the Closing or any of its other obligations under this Agreement that Parent or Merger Sub obtain the Debt Financing or any other financing for or related to any of the transactions contemplated hereby.

Section 6.9 Solvency. Assuming that (a) the representations and warranties of the Company contained in this Agreement are true and correct in all material respects, (b) the Company has complied with its obligations under this Agreement and (c) the conditions set forth in Article VIII have been satisfied, Parent and the Company and its Subsidiaries will not, individually or taken together, (i) be insolvent or left with unreasonably small capital, (ii) have incurred debts beyond their ability to pay such debts as they mature, or (iii) have liabilities in excess of the reasonable market value of their assets.

Article VII

COVENANTS

Section 7.1 Conduct of the Business. Except for matters set forth on Section 7.1 of the Company Disclosure Schedule or matters otherwise expressly required by the terms of this Agreement or as required by applicable Law, from the date of this Agreement to the Effective Time, the Company shall use commercially reasonable efforts to conduct, and shall use commercially reasonable efforts to cause its Subsidiaries to conduct, its and their businesses in the ordinary course of business consistent with past practice (including with respect to keeping intact their respective businesses, preserving their relationships with, and goodwill of, customers, suppliers, lenders and other Persons with which it or they have significant business relationships, making capital expenditures and managing its and their working capital (including the timing and collection of accounts receivable and the payment of accounts payable)) in all material respects. In addition (and without limiting the generality of the foregoing), except as set forth on Section 7.1 of the Company Disclosure Schedule or otherwise expressly required by the terms of this Agreement or as required by applicable Law, from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(a)       Amend its Organizational Documents (whether by merger, consolidation or otherwise);

(b)       establish, adopt, enter into, renew or amend any Employee Plan or Collective Bargaining Agreement or other Contract with any labor organization, union or association, except as required pursuant to any Employee Plan, in the ordinary course of business and consistent with past practice or as would not materially increase the costs to the Company or any of its Subsidiaries, or amend or terminate a Management Agreement;

(c)       except as required by Law or expressly by any Employee Plan in effect as of the date hereof, grant to any Company Employee or individual service provider (i) any increase in compensation or benefits, except for aggregate increases in base compensation of employees who are not Key Employees equal to the greater of (x) 1.5% of all such employees’ current base compensation in the aggregate and (y) $1,500,000, in the ordinary course of business and consistent with past practice, (ii) severance, retention or termination pay, or enter into or amend any severance, retention, termination, employment, consulting, bonus, change in control or severance agreement, except for any change in control, transaction or similar bonus payments to Company Employees not to exceed $2,000,000 in the aggregate (it being understood and agreed that (1) all such payments shall be Company Transaction Expenses for all purposes under this Agreement and (2) the Company shall reasonably consult with Parent prior to making, or agreeing to make, any such payments) or (iii) equity or equity-based awards, or discretionarily accelerate the vesting or payment of any such awards (and from the date hereof until the Effective Time, Seller shall not issue any profits interests without the prior written consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed);

(d)       hire any Key Employees or other employees with annual compensation in excess of $125,000 or terminate the employment of any Key Employees or other employees with annual compensation in excess of $125,000 (other than for cause); provided that the Company and its Subsidiaries shall not hire or terminate the employment of any employee if such hiring or termination would, together with all other hiring and terminations, cause the employee population of the Company and its Subsidiaries (taken as a whole) as of the date hereof to increase or decrease by more than 10%;

(e)       incur or assume, guarantee, or become obligated with respect to any Indebtedness, or assume, guarantee or endorse or otherwise become responsible for, whether directly, contingently or otherwise, any Indebtedness of any Person, other than (i) borrowings under the Credit Facility or other instruments of Indebtedness existing as of the date hereof and (ii) Indebtedness for borrowed money, in the case of each of (i) and (ii), that will be repaid before the Adjustment Time;

(f)       permit, allow or suffer any of its assets to become subjected to any Lien (other than Permitted Liens) of any nature whatsoever;

(g)       pay, loan or advance any amount to, or sell, transfer or lease any of its assets, rights or properties to, or enter into any agreement or arrangement with, any Affiliate or direct or indirect equityholder of Seller or the Company or any of its Subsidiaries, except for (i) transactions among the Company and its Subsidiaries (other than any Joint Venture Subsidiaries), (ii) intercompany transactions in the ordinary course of business solely between the Company and its Subsidiaries (other than any Joint Venture Subsidiaries), (iii) commercial transactions in the ordinary course of business on arms’ length terms and (iv) with respect to employees, directors or officers of the Company or its Subsidiaries, employment agreements to the extent permitted by this Section 7.1, (v) payments, loans or advances made pursuant to existing agreements set forth on Section 7.1(g) of the Company Disclosure Schedule, (vi) payment of Company Transaction Expenses and (vii) the renewal or extension of any commercial transactions in the ordinary course of business on arms’ length terms;

(h)       make any change in accounting methods, other than as required by GAAP as agreed to by its independent auditors;

(i)       (i) make or change any material Tax election other than in the ordinary course of business, (ii) change any annual Tax accounting period, (iii) adopt or change any material accounting method with respect to Taxes other than in the ordinary course of business, (iv) file any amended Tax Return, (v) enter into any closing agreement, (vi) surrender any right to claim a refund of material Taxes or (vii) consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment other than any extension pursuant to an extension to file any Tax Return or in the ordinary course of business;

(j)       incur, change the principal amount of, repay, terminate, modify or otherwise alter any intercompany indebtedness among the Company and its Subsidiaries;

(k)       directly or indirectly acquire, by merging or consolidating with, or by purchasing stocks or assets, or by any other manner, any business, asset, security, property or interest, other than (A) purchases of supplies in the ordinary course of business consistent with past practice or (B) as set forth on Section 7.1(k) of the Company Disclosure Schedule;

(l)       sell, lease or otherwise dispose of any of its assets, rights or properties, except (i) inventory and obsolete or excess equipment in the ordinary course of business consistent with past practice, (ii) the sale of assets purchased on behalf of customers in the ordinary course of business and (iii) as set forth on Section 7.1(l) of the Company Disclosure Schedules;

(m)       terminate, settle, compromise or discharge (or offer to terminate, settle, compromise or discharge), or waive any material claims or rights in connection with, any investigation, audit, litigation, claim or Action (or series of related Actions), other than Actions that do not relate to the transactions contemplated hereby where the amount at stake does not exceed $500,000 individually or $1,000,000 in the aggregate and such settlement, discharge or compromise (i) only involves the payment of cash and does not result in any other Liability of, admission by or restriction on the Company or any of its Subsidiaries and (ii) includes a complete and unconditional release related to the matters underlying such claim or admission;

(n)       effect any complete or partial consolidation, recapitalization, reorganization, reclassification, or similar change in capitalization or dissolve or liquidate the Company or any of its Subsidiaries or file or consent to the filing of any bankruptcy petition under any provision of federal or state bankruptcy law on behalf of or against the Company or any of its Subsidiaries;

(o)       amend, terminate or waive any Material Contract or Leased Real Property Lease or any provision thereof or enter into any new Contract or series of related Contracts that would have been a Material Contract or Leased Real Property Lease if it of they had existed on the date hereof; provided that the foregoing shall not restrict the entry into any new Contract or series of related Contracts or the amendment or waiver of any existing Material Contract, in each case, in the ordinary course of business, other than any Contract of the type described in Section 4.8(a)(ix);

(p)       fail to make any capital expenditure set forth in the Company’s capital budget for fiscal year 2018 (other than failures to do so that are, individually and in the aggregate, substantially consistent with past practice regarding the making of (or failure to make) budgeted capital expenditures and do not, individually or in the aggregate, constitute a material portion of the Company’s capital expenditure budget for fiscal year 2018), or make any capital expenditures not set forth in the Company’s capital budget for fiscal year 2018 in an amount in excess of $500,000 individually or $3,000,000 in the aggregate;

(q)       fail to maintain in full force and effect any material insurance policy, except in connection with the replacement thereof with a substantially similar policy, or materially reduce or permit to be materially reduced the amount of any insurance coverage provided thereunder;

(r)       (i) declare or pay any non-cash dividend or distribution or (ii) declare or pay any dividend or distribution with a payment date at or after the Adjustment Time, or enter into any agreement to repurchase any Membership Interests with a closing date at or after the Adjustment Time;

(s)       sell, assign, lease, license, sublicense or otherwise transfer or dispose of, abandon or permit to lapse, fail to take any action necessary to maintain, enforce or protect, or create or incur any Lien on any Owned Intellectual Property or Licensed Intellectual Property, other than granting non-exclusive licenses or sublicenses of Intellectual Property in the ordinary course of business consistent with past practice; or

(t)       authorize any of, or commit or agree to take, whether in writing or otherwise, any of, the foregoing actions.

Section 7.2 Employment Matters.

(a)       During the period following the Closing through November 30, 2019, Parent shall, and shall cause its Affiliates to, provide to each Company Employee (i) a base salary or base rate of pay and a target cash compensation opportunity that are no less favorable than his or her base salary or base rate of pay and target cash compensation opportunity immediately prior to the Closing Date and (ii) employee benefits (other than equity and equity-based compensation but including severance benefits) that, with respect to each Company Employee, are substantially comparable to the employee benefits (other than equity and equity-based compensation but including severance benefits) provided to such Company Employee immediately prior to the Closing Date.

(b)       Parent shall, and shall cause its Affiliates, as applicable, to, give Company Employees full credit for such Company Employees’ service with the Company and its Affiliates for purposes of eligibility, vesting, and determination of the level of benefits (including for purposes of vacation, disability and severance), other than benefit accrual under a defined benefit pension plan or in respect of equity vesting, to the same extent recognized by the Company immediately prior to the Closing, under any benefit plans made available to employees or officers or any class or level of employees or officers of Parent or any of its Affiliates in which a Company Employee participates; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits with respect to the same period of service.

(c)       Parent shall, and shall cause its Affiliates, as applicable, to (i) waive any preexisting condition limitations otherwise applicable to Company Employees and their eligible dependents under any plan of Parent or any of its Affiliates that provides health benefits in which Company Employees may be eligible to participate following the Closing, to the extent waived or satisfied with respect to such employees as of the Closing under the analogous Employee Plan, (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by Company Employees and their eligible dependents under the health plans in which they participated immediately prior to the Closing during the portion of the calendar year prior to the Closing in satisfying any deductibles, co-payments or out-of-pocket maximums under health plans of Parent or any of its Affiliates in which they are eligible to participate after the Closing in the same plan year in which such deductibles, co-payments or out-of-pocket maximums were incurred and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Company Employee and his or her eligible dependents on or after the Closing, in each case to the extent such Company Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous Employee Plan prior to the Closing.

(d)       Nothing contained herein, express or implied, (i) shall be construed to establish, amend, terminate or modify or an undertaking to establish, amend, terminate or modify any benefit plan, program, agreement or arrangement or (ii) shall alter or limit the ability of Parent or any of its Affiliates (or, following the Effective Time, the Company or any of its Subsidiaries) to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them. The parties hereto acknowledge and agree that the terms set forth in this Section 7.2, express or implied, shall not create any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement in any Company Employee or any other Person to any continued employment or other service with the Company, Parent or any of their respective Affiliates, successors, or assigns.

(e)       Prior to the Closing Date, the Company will seek equityholder approval, intended to comply with Section 280G(b)(5)(B) of the Code, of the right of any “disqualified individual” who executes a waiver described in the following sentence to receive or retain any payments that would reasonably be expected, in the absence of such equityholder approval, to constitute “excess parachute payments” within the meaning of Section 280G of the Code (“Waived Payments”). Prior to seeking such approvals, the Company shall solicit waivers from the intended recipients of such payments such that unless such payments are approved by the equityholders to the extent and in the manner intended to comply with Section 280G(b)(5)(A)(ii) and 280G(b)(5)(B) of the Code, each of the Company and the Subsidiaries shall not make such payments and the intended recipients shall have no right or entitlement with respect thereto. The Company shall provide copies of any waivers, information statements and voting materials related to the equityholder approval described in this section to Parent reasonably in advance of distribution to the equityholders or the “disqualified individuals”, as applicable, and Parent shall be provided with a reasonable opportunity to comment thereon. Prior to the Closing, the Company shall deliver to Parent reasonable assurance that the vote of the equityholders solicited in a manner intended to comply with the requirements of Section 280G(b)(5)(B) of the Code occurred and (i) the requisite Company equityholder approval of the Waived Payments was obtained or (ii) such equityholder approval was not obtained and, as a consequence, the Waived Payments shall not be made or provided.

Section 7.3 Publicity. Parent and Merger Sub, on the one hand, and Seller and the Company, on the other hand, shall communicate and cooperate with each other prior to any press release or public disclosure or announcement of the transactions contemplated by this Agreement. Parent and Merger Sub, on the one hand, and Seller and the Company, on the other hand, agree that no press release or public disclosure or announcement concerning the terms of the transactions contemplated hereby shall be issued by any party without the prior written consent of the other party, except such press release or public disclosure or announcement as may be required by Law or the rules and regulations of any stock exchange upon which the securities of one of the Company’s Affiliates or Parent or one of its Affiliates are listed, in which case the party required to make the release or announcement shall (to the extent permitted by Law) allow the other party reasonable time to comment on such release or announcement in advance of such issuance; provided, however, that (i) Seller and the Company are permitted to (A) report and disclose the status and terms (including price terms) of this Agreement and the transactions contemplated hereby to their (or in the case of Seller, its sponsors’) direct or indirect limited partners if required by those governing documents with those limited partners and otherwise in the ordinary course of business and (B) disclose the consummation of the transaction contemplated hereby (but not, without the consent of the other parties, price terms or the name of such other parties) on their websites and otherwise in the ordinary course of their business and (ii) each of Parent and the Company is permitted to report and disclose the status of this Agreement and the transactions contemplated hereby pursuant to an internal communication or otherwise to its employees (provided that the other party shall be given a reasonable opportunity to review and comment in advance of on any such report or disclosure).

Section 7.4 Confidentiality.

(a)       Parent acknowledges that the information provided to it and its Representatives in connection with this Agreement and the transactions contemplated hereby are subject to the terms of the Confidentiality Agreement between Ipreo Holdings LLC and Markit Group Limited, dated as of March 28, 2018 (as amended or modified from time to time, the “Confidentiality Agreement”). The Confidentiality Agreement shall terminate at the Effective Time.

(b)       From and after the Closing, Seller shall hold (and shall cause its Subsidiaries to hold) in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of applicable Law, all documents and information concerning the Company and its Subsidiaries, except to the extent that such information (i) is or becomes available to the public through no fault of Seller or its Subsidiaries in breach of this Section 7.4(b), (ii) is or becomes available to Seller from sources other than the Company or its Subsidiaries and who are not, to the knowledge of the Seller, under an obligation of confidentiality to the Company or any of its Subsidiaries, (iii) was independently developed by Seller or its Affiliates without use of documents or information concerning the Company. The obligation of Seller to hold any such information in confidence shall be satisfied if it exercises the same care with respect to such information as they would take to preserve the confidentiality of their own similar information.

Section 7.5 Access to Information.

(a)       From the date hereof until the Closing Date and subject to applicable Laws and Section 7.4, Parent shall be entitled, through its officers, employees and Representatives (including its legal advisors and accountants), to have such access to the personnel, accountants, properties, businesses and operations of the Company and its Subsidiaries and such examination of the Contracts, books and records of the Company and its Subsidiaries as it reasonably requests upon reasonable advance written notice (including, for the avoidance of doubt, in connection with obtaining representation and warranty insurance). Any such access and examination shall be conducted during regular business hours and under circumstances that do not unreasonably interfere with the normal operations of the business and shall be subject to restrictions under applicable Law. The Company shall cause the officers, employees, consultants, agents, accountants, attorneys and other Representatives of the Company and its Subsidiaries to cooperate with Parent and Parent’s Representatives in connection with such access and examination, and Parent and its Representatives shall cooperate with the Company and its Representatives and shall use their commercially reasonable efforts to minimize any disruption to the business. Any disclosure during such investigation to Parent or its Representatives shall not constitute any enlargement or additional representation or warranty of the Company beyond those specifically set forth in Article IV. Notwithstanding anything in this Section 7.5(a) to the contrary, no such access or examination shall be permitted to the extent that it (i) relates to interactions with other prospective buyers of the Company or the negotiation of this Agreement and the transactions contemplated hereby, (ii) would unreasonably disrupt the operations of the Company or any of its Subsidiaries or (iii) would require the Company or any of its Subsidiaries to disclose information that, in the reasonable judgment and good faith of counsel to the Company, is subject to attorney-client privilege or conflicts with any applicable Law or confidentiality obligations to which the Company or any of its Subsidiaries is bound; provided, that, in the case of (iii), Parent and the Company shall cooperate and use commercially reasonable efforts to provide for information or access in a manner that does not jeopardize any such privilege, or violate any applicable Law or confidentiality obligation.

(b)       Notwithstanding anything to the contrary contained herein, prior to the Closing, (i) other than in the ordinary course of business of Parent or any of its Affiliates with respect to matters not involving the transactions contemplated hereby, Parent shall not contact any customers of the Company or any of its Subsidiaries without the written consent of the Company (which may be withheld in the Company’s sole discretion); provided that the Company shall have the right to have a Representative present during any such contact in the event that it consents to such contact, and (ii) Parent shall have no right to perform invasive or subsurface investigations of the properties or facilities of the Company or any of its Subsidiaries without the prior written consent of the Company (which consent may be withheld for any reason).

Section 7.6 Regulatory Approvals.

(a)       Subject to the remainder of this Section 7.6, each of the parties hereto shall use their reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done as promptly as practicable, all things necessary, proper and advisable under applicable Laws, to consummate and make effective as promptly as practicable the transactions contemplated hereby. Subject to applicable Law and appropriate confidentiality protections, each party hereto shall furnish to the other parties such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing.

(b)       Subject to the remainder of this Section 7.6, each of the parties hereto shall cooperate with one another and use their reasonable best efforts to prepare all necessary documentation (including furnishing all information required under the Competition Laws) to effect promptly all necessary filings with any Governmental Body and to obtain all consents, waivers and approvals of any Governmental Body necessary to consummate the transactions contemplated hereunder. Subject to applicable Law, each party hereto shall provide to the other parties copies of all correspondence between it (or its advisors) and any Governmental Antitrust Body or other Governmental Body relating to the transactions contemplated by this Agreement or any of the matters described in this Section 7.6. Each of the parties hereto shall promptly inform the other of any substantive oral communication with, and provide copies of written communications with, any Governmental Body regarding any such filings or any such transaction, unless prohibited by request of any Governmental Body or applicable Law. No party hereto shall independently participate in any substantive meeting or conference call with any Governmental Body in respect of any such filings, investigation or other inquiry without giving the other party prior notice of the meeting or conference call and, to the extent permitted by such Governmental Body, the opportunity to attend or participate. To the extent permissible under applicable Law, the parties hereto will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under the Competition Laws; provided that Parent shall have principal responsibility for directing, devising and implementing the strategy for obtaining any necessary approval of, or for responding to any request from, inquiry by or investigation by (including directing the timing, nature and substance of all such responses), and for leading any joint meetings and communications with, any Governmental Body that has authority to enforce any Competition Laws. The parties hereto may, as they deem advisable, designate any competitively sensitive materials provided to the other under this Section 7.6(b) or any other section of this Agreement as “legal counsel only.” Such materials and the information contained therein shall be given only to legal counsel of the recipient and will not be disclosed by such legal counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials.

(c)       Without limiting the generality of the undertakings pursuant to this Section 7.6, the parties hereto shall use reasonable best efforts to provide or cause to be provided (including by their “ultimate parent entities” as that term is defined in the HSR Act) as promptly as practicable to any Governmental Antitrust Body information and documents requested by such Governmental Antitrust Body or necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement, including filing any notification and report form and related material required under the HSR Act as promptly as reasonably practicable after the date hereof, and thereafter to respond promptly to any request for additional information or documentary material that may be made under the HSR Act and any similar Competition Law regarding preacquisition notifications for the purpose of competition reviews. Parent shall cause (and shall cause its “ultimate parent entity” as that term is defined in the HSR Act to cause) the filings made by it under the HSR Act to be considered for grant of “early termination,” and make any further filings pursuant thereto that may be necessary, proper, or advisable in connection therewith. Parent shall be responsible for all filing fees applicable to Parent and its ultimate parent entity under the HSR Act and under any such other Laws or regulations applicable to Parent.

(d)       Subject to the remainder of this Section 7.6, if any objections are asserted with respect to the transactions contemplated hereby under any applicable Law or if any Action is instituted by any Governmental Body or any private party challenging any of the transactions contemplated hereby as violative of any applicable Law, each of the parties hereto shall, at the sole cost and expense of Parent, use its reasonable best efforts to: (i) oppose or defend against any action to prevent or enjoin consummation of this Agreement (and the transactions contemplated hereby), and (ii) take such action as reasonably necessary to overturn any regulatory action by any Governmental Body to prevent or enjoin consummation of this Agreement (and the transactions contemplated hereby), including by defending any Action brought by any Governmental Body in order to avoid entry of, or to have vacated, overturned or terminated, including by appeal if necessary, in order to resolve any such objections or challenge as such Governmental Body or private party may have to such transactions under such applicable Law so as to permit consummation of the transactions contemplated by this Agreement.

(e)       Notwithstanding the foregoing, Parent shall, and shall cause its Affiliates to, take all actions necessary to obtain any authorization, consent or approval of a Governmental Body necessary or advisable so as to enable the consummation of the transactions contemplated hereby to occur as soon as reasonably possible (and in any event, no later than the Outside Date) and to resolve, avoid or eliminate any impediments or objections, if any, that may be asserted with respect to the transactions contemplated hereby under any Competition Law, including: (i) taking such actions and agreeing to such requirements or conditions to mitigate any concerns as may be requested or required by a Governmental Body in connection with any authorization, consent or approval of a Governmental Body, (ii) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of businesses, product lines or assets of Parent or its Affiliates (including the Surviving Company and its Subsidiaries), (iii) terminating or restructuring existing relationships, contractual or governance rights or obligations of Parent or its Affiliates (including the Surviving Company and its Subsidiaries), (iv) terminating any venture or other arrangement and (v) otherwise taking or committing to take actions that after the Closing Date would limit Parent’s or its Affiliates’ (including the Surviving Company’s and its Subsidiaries’), freedom of action with respect to, or its ability to retain or control, one or more of the businesses, product lines or assets of Parent and its Affiliates (including the Surviving Company and its Subsidiaries), in each case as may be required in order to enable the consummation of the transactions contemplated hereby to occur as soon as reasonably possible (and in any event no later than the Outside Date) and to otherwise avoid the entry of, or to effect the dissolution of, any preliminary or permanent injunction that would otherwise have the effect of preventing the consummation of the transactions contemplated hereby, and in that regard Parent shall and, shall cause its Affiliates (including the Surviving Company and its Subsidiaries) to, agree to divest, sell, dispose of, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to Parent’s or its Affiliates’ (including the Surviving Company’s and its Subsidiaries’) ability to retain or control any of the businesses, product lines or assets of Parent or any of its Affiliates (including the Surviving Company and its Subsidiaries).

(f)       From the date of this Agreement until Closing, neither Parent nor Guarantor or any of its Subsidiaries shall acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person, if the execution and delivery of a definitive agreement relating to, or the consummation of, such acquisition would reasonably be expected to: (i) impose any material delay in obtaining, or increase the risk of not obtaining, consents of a Governmental Body necessary to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period, (ii) increase the risk of a Governmental Body seeking or entering a Governmental Order prohibiting the consummation of the transactions contemplated hereby, (iii) increase the risk of not being able to remove any such Governmental Order on appeal or otherwise, or (iv) otherwise prevent or delay the consummation of the transactions contemplated hereby.

Section 7.7 Director and Officer Liability; Indemnification.

(a)       Without limiting any additional rights that any Person may have under any Employee Plan, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, the Surviving Company shall indemnify and hold harmless each present (as of immediately prior to the Effective Time) and former officer, director, manager or employee of the Company or its Subsidiaries (the “Indemnified Individuals”) from and against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Individual was an officer, director, manager or employee of the Company at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law (an “Indemnified Matter”). In the event of any Indemnified Matter, (A) promptly after receipt by an Indemnified Individual of notice of its involvement in such Indemnified Matter in respect of which indemnification may be sought hereunder, such Indemnified Individual will notify the Surviving Company in writing of such involvement (provided that failure to so notify the Surviving Company will not relieve the Surviving Company from liability which they may have to such Indemnified Individual pursuant to this Section 7.7, except to the extent the Surviving Company is materially prejudiced by such failure), (B) the Surviving Company shall be entitled to participate in and assume the defense of the Indemnified Individuals in connection with such Indemnified Matter, (C) no Indemnified Individual shall settle, compromise or consent to the entry of any judgment in any Indemnified Matter without the prior written consent of the Surviving Company (such consent not to be unreasonably withheld, conditioned or delayed), (D) if the Surviving Company does not elect to assume the defense of the Indemnified Individual in connection with such Indemnified Matter, each Indemnified Individual will be entitled to advancement of expenses incurred in the defense of such Indemnified Matter from the Surviving Company within ten Business Days of receipt by the Surviving Company from the Indemnified Individual of a request therefor, (E)  the Surviving Company shall not settle, compromise or consent to the entry of any judgment in any Indemnified Matter unless such settlement, compromise or consent includes an unconditional release of an applicable Indemnified Individual from all liability arising out of such Indemnified Matter or such Indemnified Individual otherwise consents and (F) the Surviving Company shall reasonably cooperate in the defense of any such matter.

(b)       The certificate of formation and limited liability company agreement (or equivalent governing documents) of each of the Surviving Company and its Subsidiaries shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present (as of immediately prior to the Effective Time) directors, managers and officers than are set forth in the Organizational Documents of the

Company as of the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of any such individuals.

(c)       Prior to the Closing Date, Parent shall purchase a “tail” insurance policy for a period of six years after the Effective Time, with reputable and financially sound carriers of at least the same coverage and amounts and containing terms and conditions that are no less advantageous than the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to claims arising from or related to facts or events that occurred at or before the Effective Time; provided that Parent shall not be required to pay an amount in respect of such “tail” insurance policy in excess of 300% of the last annual premium paid by the Company prior to the date hereof in respect of its directors’ and officers’ liability insurance coverage; provided, further that if the Parent is unable to obtain the insurance required by this Section 7.7(c), it shall obtain as much comparable insurance as possible for each year within such six-year period for an aggregate amount equal to 300% of the last annual premium paid by the Company prior to the date hereof. Parent agrees to take all necessary actions to maintain such policies in full force and effect and fulfill its obligations thereunder throughout such six year period following the Effective Time.

(d)       Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any Indemnified Individual on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 7.7 shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

(e)       This covenant is intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Individuals and their respective heirs and legal representatives. The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Individual is entitled, whether pursuant to law, contract or otherwise.

(f)       In the event that the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Company shall succeed to the obligations set forth in this Section 7.7.

Section 7.8 Reasonable Best Efforts. Without limiting the parties’ obligations under Section 7.6 and subject thereto, upon the terms and subject to the conditions herein provided, except as otherwise provided in this Agreement, each of the parties hereto shall use its reasonable best efforts to take or cause to be taken all actions, to do or cause to be done and to assist and cooperate with the other party in doing all things necessary, proper or advisable under applicable Laws to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby, including: (a) the satisfaction of the conditions precedent to the obligations of any of the parties; (b) the obtaining of applicable consents, waivers or approvals of any Governmental Bodies or third parties; (c) the defending of any Actions challenging this Agreement or the performance of the obligations hereby; (d) repay, prepay or satisfy and discharge the Existing Senior Notes pursuant to the applicable provisions of the Notes Indenture, and Parent will provide on the Closing Date funds in an amount equal to the principal, interest and any additional amounts necessary for the Company to redeem, repurchase or discharge the Existing Senior Notes (which, for the avoidance of doubt, shall be treated as Funded Indebtedness); and (e) the execution and delivery of such instruments, and the taking of such other actions, as the other party may reasonably require in order to carry out the intent of this Agreement. Notwithstanding the foregoing, no Party, nor any of its Affiliates, shall be obligated to make any payments or otherwise pay any consideration to any third party to obtain any applicable consent, waiver or approval.

Section 7.9 Parent Financing.

(a)       Parent and Merger Sub shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and consummate the Debt Financing on the terms and conditions described in or contemplated by the Debt Financing Commitments (including complying with any request exercising so-called “flex” provisions contained therein), including using reasonable best efforts to (i) maintain in effect the Debt Financing Commitments, (ii) satisfy on a timely basis all conditions to funding in the Debt Financing Commitments and such definitive agreements to be entered into pursuant thereto, (iii) negotiate and enter into definitive agreements with respect thereto on terms and conditions described in the Debt Financing Commitments (including any “flex” provisions contained therein) prior to the Closing Date, (iv) enforce its rights under the Debt Financing Commitments and (v) in the event that all conditions in the Debt Financing Commitments have been satisfied, cause the lenders and other Persons providing Debt Financing to fund on the Closing Date the Debt Financing required to consummate the Merger and the other transactions contemplated hereby. To the extent requested by the Company from time to time, Parent shall keep the Company informed on a reasonably current basis of the status of its efforts to arrange the Debt Financing (or Alternative Financing) and Parent shall provide to the Company copies of all documents related to the Debt Financing (or Alternative Financing). In the event any portion of the Debt Financing becomes unavailable on the terms and conditions (including any “flex” provisions) contemplated in the Debt Financing Commitments for any reason (A) Parent shall promptly notify the Company in writing and (B) Parent and Merger Sub shall use their reasonable best efforts to obtain, as promptly as practicable following the occurrence of such event, alternative financing from alternative sources (the “Alternative Financing”) in an amount, when added with Parent and Merger Sub’s existing cash on hand, sufficient to consummate the transactions contemplated by this Agreement, which would not (i) involve terms and conditions that are materially less beneficial to Parent or Merger Sub, (ii) involve any conditions to funding the Debt Financing that are not contained in the Debt Financing Commitments and (iii) would not reasonably be expected to prevent, impede or delay the consummation of the transactions contemplated by this Agreement. In furtherance of, and not in limitation of, the foregoing, in the event that any portion of the Debt Financing becomes unavailable, regardless of the reason therefor, but any bridge facilities contemplated by the Debt Financing Commitments (or alternative bridge facilities obtained in accordance with this Section 7.9(a)) are available on the terms and conditions described in the Debt Financing Commitments (or replacements thereof), then Parent shall cause the proceeds of such bridge financing to be used in lieu of such contemplated Debt Financing as promptly as practicable. Without limiting the generality of the foregoing, Parent shall promptly notify the Company in writing (A) if there exists any breach, default, repudiation, cancellation or termination by any party to the Debt Financing Commitments (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach, default, repudiation, cancellation or termination), (B) of the receipt by Parent or Merger Sub of any written notice or other written communication from any lender or other Debt Financing Source with respect to any actual breach, default, repudiation, cancellation or termination by any party to the Debt Financing Commitments or (C) if for any reason Parent or Merger Sub believes in good faith that (I) there is (or there is reasonably likely to be) a dispute or disagreement between or among any parties to any Debt Financing Commitments or any definitive document related to the Debt Financing or (II) there is a reasonable possibility that it will not be able to obtain all or any portion of the Debt Financing on the terms, in the manner or from the sources contemplated by the Debt Financing Commitments or the definitive documents related to the Debt Financing. As soon as reasonably practicable, Parent shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (A), (B) or (C) of the immediately preceding sentence. Parent and Merger Sub shall not (without the prior written consent of the Company) consent or agree to any amendment, replacement, supplement or modification to, or any waiver of any provision under, the Debt Financing Commitments or the definitive agreements relating to the Debt Financing if such amendment, replacement, supplement, modification or waiver (1) decreases the aggregate amount of the Debt Financing to an amount that would be less than an amount that would be required to consummate the Merger and make the other payments required to be made by Parent, Merger Sub or the Surviving Company hereunder or otherwise contemplated in connection herewith and repay or refinance the debt contemplated in this Agreement or the Debt Financing Commitments, (2) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Debt Financing, (3) would reasonably be expected to prevent, impede or delay the consummation of the transactions contemplated by this Agreement, or (4) adversely impacts the ability of Parent or Merger Sub to enforce its rights against the other parties to the Debt Financing Commitments. Parent shall furnish to the Company a copy of any amendment, modification, waiver or consent of or relating to the Debt Financing Commitments promptly upon execution thereof. Parent and Merger Sub shall use their reasonable best efforts to maintain the effectiveness of the Debt Financing Commitments until the transactions contemplated by this Agreement are consummated. Notwithstanding the immediately foregoing two sentences, for the avoidance of doubt, Parent and Merger Sub may amend, replace, supplement and/or modify the Debt Financing Commitments solely to add lenders, lead arrangers, bookrunners, syndication agents or similar entities as parties thereto who had not executed the Debt Financing Commitments as of the date hereof. Parent shall provide the Company, upon reasonable request, with such information and documentation as shall be reasonably necessary to allow the Company to monitor the progress of such financing activities. Upon any amendment, supplement or modification of the Debt Financing Commitments, Parent shall provide a copy thereof to the

Company and, to the extent such amendment, supplement or modification has been made in compliance with this Section 7.9(a), the term “Debt Financing Commitments” shall mean the Debt Financing Commitments as so amended, replaced, supplemented or modified, including any Alternative Financing. Notwithstanding the foregoing, compliance by Parent with this Section 7.9 shall not relieve Parent or Merger Sub of its obligation to consummate the transactions contemplated by this Agreement whether or not the Debt Financing is available and each of Parent and Merger Sub acknowledges that this Agreement and the transactions contemplated hereby are not contingent on Parent or Merger Sub’s ability to obtain the Debt Financing (or any Alternative Financing) or any specific term with respect to such financing.

(b)       In connection with the Debt Financing, the Company shall provide, and shall use its reasonable best efforts to cause its Subsidiaries and Representatives to provide, reasonable cooperation in connection with the arrangement of the Debt Financing as may be reasonably requested by Parent and that is necessary in connection with Parent’s efforts to obtain the Debt Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company), including: (A) participation in marketing meetings, rating agency presentations and due diligence sessions and assisting with the preparation of, and furnishing Parent and the Debt Financing Sources with the financial and other customary information regarding the Company that is necessary for the preparation of customary bank information memoranda or rating agency presentations in connection with the Debt Financing Commitments, upon reasonable advanced notice, (B) at least three (3) Business Days prior to the Closing Date, providing all documentation and other information about the Company as is reasonably requested by the Debt Financing Sources in writing at least ten (10) Business Days prior to the Closing Date with respect to applicable “know your customer” and anti-money laundering rules and regulations, including the U.S. Patriot Act, (C) cooperation with Debt Financing Sources’ due diligence, to the extent customary and reasonable, (D) preparing and furnishing to the Debt Financing Sources, within a reasonable period of time, customary financial data or information relating to the Company as reasonably requested by the Debt Financing Sources and necessary or advisable to consummate the Debt Financing and (E) using commercially reasonable efforts to obtain such necessary consents, legal opinions and payoff letters and deliver notice of prepayment or redemption within the time periods required by the relevant agreements governing the Company and its Subsidiaries’ existing Indebtedness; provided that none of Seller, the Company or any of their respective Affiliates or Subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability in connection with the Debt Financing prior to the Closing for which it is not reimbursed by Parent.

(c)       Parent (i) shall promptly, upon request by the Company, reimburse the Company following the valid termination of this Agreement for all reasonable and documented out-of-pocket costs (including (A) reasonable outside attorneys’ fees and (B) fees and expenses of the Company’s accounting firms engaged to assist in connection with the Debt Financing, including performing additional requested procedures, reviewing any offering documents, participating in any meetings and providing any comfort letters) to the extent incurred by the Company, any of its Subsidiaries or their respective directors, officers, employees, accountants, consultants, legal counsel, agents, investment bankers and other representatives in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 7.9, (ii) acknowledges and agrees that, except for obligations from and after the Closing that arise under the definitive agreements governing the Debt Financing or closing certificates relating to the Debt Financing, the Company, its Subsidiaries and their respective directors, officers, employees, accountants, consultants, legal counsel, agents, investment bankers and other Representatives shall not have any responsibility for, or incur any liability to, any Person under any arrangement with respect to the Debt Financing that Parent or Merger Sub may request in connection with the transactions contemplated by this Agreement and (iii) shall indemnify and hold harmless the Company and its Subsidiaries and their respective directors, officers, employees, accountants, consultants, legal counsel, agents, investment bankers and other representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Debt Financing and the performance of their respective obligations under this Section 7.9 (including any action taken in accordance with this Section 7.9) and any information utilized in connection therewith.

(d)       The Company hereby consents to the use of the logos of the Company or its Subsidiaries (which, for the avoidance of doubt, do not include any logos of Seller, Seller’s sponsors or their respective Affiliates (other than the Company and its Subsidiaries)) by Parent and Merger Sub in connection with the Debt Financing; provided, that Parent and Merger Sub shall ensure that such logos are used solely in a manner that is not intended, or that is not reasonably likely, to harm or disparage the Company or any of its Subsidiaries or the Company or any of its Subsidiaries’ reputation or goodwill.

Section 7.10 Termination of Affiliate Contracts. In connection with the Closing, Seller and the Company shall, and shall cause their respective Subsidiaries to, take all such actions as may be necessary to terminate, release, cancel, pay or otherwise settle prior to the Closing each Affiliate Contract (including the Contracts set forth on Section 7.10 of the Company Disclosure Schedule) other than Affiliate Contracts that are commercial contracts that are in all material respects on arms’ length terms (including, for the avoidance of doubt, (i) any commercial contracts with portfolio companies of Goldman Sachs & Co. LLC and The Blackstone Group L.P. or their respective Affiliates that are in all material respects on arms’ length terms and (ii) any engagement letters for investment banking advisory services in connection with the transactions contemplated by this Agreement entered into with Goldman Sachs & Co. LLC on or after the date hereof (it being understood and agreed that all fees, costs and expenses payable thereunder shall be Company Transaction Expenses for all purposes under this Agreement), in each case with no Liabilities to the Company or any of its Subsidiaries.

Section 7.11 Preservation of Records. Parent shall, and shall cause the Surviving Company to, preserve and keep the records held by them relating to the respective businesses of the Company and its Subsidiaries for a period of seven years following the Closing Date (or longer if required by applicable Law) and shall make such records (or copies) and reasonably appropriate personnel available, at reasonable times and upon reasonable advance notice, to Seller or Seller’s Affiliates as may be reasonably required by such party in connection with any insurance claims by, legal proceedings or Tax audits against, governmental investigations of, or compliance with applicable Laws by Seller or any of its Affiliates. Notwithstanding anything in this Section 7.11 to the contrary, no such access or examination shall be permitted to the extent that it (i) would unreasonably disrupt the operations of Parent or the Surviving Company or any of its Subsidiaries or (ii) would require Parent or the Surviving Company or any of its Subsidiaries to disclose information that, in the reasonable judgment and good faith of counsel to Parent or the Surviving Company, is subject to attorney-client privilege or conflicts with any applicable Law or confidentiality obligations to which Parent or the Surviving Company or any of its Subsidiaries is bound; provided, that, in the case of clause (ii), Parent and Seller shall cooperate and use commercially reasonable efforts to provide for information or access in a manner that does not jeopardize any such privilege or violate applicable Law or confidentiality obligation.

Section 7.12 Tax Matters.

(a)       The parties intend that the acquisition pursuant to this Agreement be treated as a taxable acquisition of assets of Seller for U.S. federal income tax purposes (the “Intended Tax Treatment”). Except to the extent otherwise required by applicable Law, Seller and Parent shall (i) prepare and file (or cause to be prepared and filed) all Tax Returns in a manner consistent with the Intended Tax Treatment and (ii) take no position inconsistent with the Intended Tax Treatment in any Tax Return, any Tax proceeding before any Governmental Body or otherwise absent a determination within the meaning of Section 1313(a) of the Code to the contrary.

(b)       Seller shall prepare and deliver to Parent, within 90 days after Closing, an initial allocation of the purchase price among the assets of Seller for U.S. federal income tax purposes in accordance with Section 1060 of the Code, the Treasury Regulations promulgated thereunder and the methodology set forth on Section 7.12 of the Company Disclosure Schedule (the “Tax Allocation”). The Tax Allocation shall become final and binding on the parties hereto ten calendar days after Seller provides such schedule to Parent, unless Parent notifies Seller in writing that it objects to the allocation set forth in the Tax Allocation. Parent and Seller shall use commercially reasonable efforts to resolve such dispute within 20 days. In the event that Parent and Seller are unable to resolve such dispute within 20 days, such dispute shall be referred to a national recognized accounting firm whose determination shall be final and binding upon the parties. Upon resolution of the disputed items, the allocation reflected on the Tax Allocation shall be adjusted to reflect such resolution. The costs, fees and expenses of such accounting firm shall be borne equally by Parent and Seller. If an adjustment is made to the purchase price pursuant to Section 3.5, the Tax Allocation shall be adjusted in accordance with Section 1060 of the Code and as mutually agreed by Parent and Seller. In the event that an agreement is not reached within 20 days after the determination of Final Merger Consideration, any disputed items shall be resolved in the manner described above. The parties agree that no portion of the purchase price shall be allocated to any Leased Real Property. Seller and Parent shall report consistently with the Tax Allocation in all Tax Returns, including Internal Revenue Service Form 8594, which Seller and Parent shall timely file with the Internal Revenue Service, and neither Seller nor Parent shall take any position in any return that is inconsistent with the Tax Allocation, as adjusted, in each case, unless required to do so by a final determination as defined in Section 1313(a) of the Code.

(c)       Parent, the Company and its Subsidiaries shall use their reasonable best efforts to (or cause their respective Affiliates to) deliver to Seller as soon as practicable following the end of each Specified Partnership’s taxable year that includes the Closing Date (and on or before the day that such U.S. federal schedule K-1s have historically been provided to Seller, as reasonably determined in good faith by Seller) any U.S. federal schedule K-1s and such other information, with respect to the Company and its Subsidiaries, as is necessary for the preparation of Seller’s Tax Returns.

(d)       Parent agrees to give prompt written notice to Seller of any assertion of any claim, or the commencement of any suit, action or proceeding, relating in whole or in part to any Pre-Closing Tax Period of the Company or any of its Subsidiaries during which the taxable income of the Company or such Subsidiary, as applicable, was treated, for U.S. federal income Tax purposes, as passed through to Seller (“Tax Contest”) and give to Seller such information with respect thereto as Seller (or its Affiliate) may reasonably request. To the extent permitted under applicable Law, Seller (or its Affiliate) may participate in and assume the defense of any such Tax Contest that relates solely to a Pre-Closing Tax Period; provided that (i) Seller shall provide Parent with copies of all material correspondence, notice or other written materials received from any Tax Authority in connection with, and shall otherwise keep Parent reasonably informed of the progress of, such Tax Contest, (ii) Seller shall consult with Parent upon Parent’s reasonable request for such consultation from time to time with respect to such Tax Contest, and (iii) Seller shall not agree to any settlement with respect to any Tax Contest that could adversely affect a Post-Closing Tax Period, the Tax liability of Parent or any of its Affiliates or the status of the Company or any of its Subsidiaries as a partnership or disregarded entity for U.S. federal income Tax purposes, in each case, without Parent’s consent, which consent shall not be unreasonably delayed, conditioned or withheld. If Parent controls any Tax Contest, (A) Parent shall provide Seller with copies of all material correspondence, notice or other written materials received from any Tax Authority in connection with, and shall otherwise keep Seller reasonably informed of the progress of, such Tax Contest, (B) Parent shall consult with Seller upon Seller’s reasonable request for such consultation from time to time with respect to such Tax Contest, and (C) none of Parent, the Company and the Company’s Subsidiaries shall settle any such Tax Contest without the consent of Seller, which consent shall not be unreasonably withheld, delayed or conditioned.

(e)       Seller agrees that, except with respect to a Specified Partnership that is eligible to make an election under Section 6226(a) of the Code with respect to a taxable year of such Specified Partnership beginning before the Closing Date (for purposes of determining eligibility, it shall be assumed such Specified Partnership duly complies with all procedural requirements in Section 6226(a) of the Code and the Treasury Regulations thereunder), at the written request of Parent, Seller shall prepare and file, at its expense, such amended return(s) described in Section 6225(c)(2) of the Code with respect to a taxable year of a Specified Partnership, and pay such taxes as may be due with each such return, in each case in accordance with the requirement of Section 6225(c)(2) of the Code and any applicable Treasury regulations.

(f)       All items of income, gain, loss, deduction and credit for the taxable year of a Specified Partnership that includes the Closing Date shall be allocated pursuant to Section 706 of the Code based on a closing of the books on the Closing Date.

(g)       Seller will use reasonable efforts to cooperate with Parent in taking all actions permitted or required to be taken by or on behalf of Seller under the partnership agreement of the relevant Specified Partnership for each Specified Partnership to have a valid election under Section 754 of the Code in effect for the taxable year that includes the Closing Date.

Section 7.13 Trademarks; Tradenames. Promptly after the Closing, Seller shall, and shall cause each of its Affiliates to, change their names (if necessary) to a name that does not include any of the trademarks, service marks, domain names, trade names or other indicia of origin included in the Owned Intellectual Property (including Ipreo) or any derivative thereof or anything confusingly similar thereto (collectively, the “Company Marks”), and after the Closing none of Seller, its Affiliates or any of their respective directors, officers, successors, assigns, agents or representatives shall (i) register or attempt to register, or directly or indirectly use in any fashion, including in signage, corporate letterhead, business cards, internet websites or marketing material, or seek to register, in connection with any products or services anywhere in the world in any medium, any Company Mark, in each case other than fair or nominative use of such Company Marks under applicable law, or (ii) challenge or assist any third party in opposing the rights of Parent or any of its Affiliates anywhere in the world in any of the Company Marks.

Section 7.14 Other Matters.

(a)       At or prior to the Closing, Parent will use commercially reasonable efforts to (or cause one of its Affiliates to) replace Seller as guarantor under the Ipreo US LLC Community Development Agreement (Grant No. 2012-37), dated as of April 11, 2013 (the “North Carolina CDA”). Notwithstanding the foregoing, if Parent is unable to replace Seller as guarantor under the North Carolina CDA prior to the Closing, Parent shall indemnify and hold harmless Seller and its Affiliates from and after the Closing for any and all losses that result from or are incurred in connection with Seller’s status as guarantor under the North Carolina CDA for so long as Seller remains a guarantor thereunder. Seller will not terminate, alter or amend the North Carolina CDA until Seller is replaced as guarantor by Parent.

(b)       The parties hereby agree and acknowledge that the amount set forth on Section 7.14(b) of the Company Disclosure Schedule opposite the name of each employee of the Company set forth on Section 7.14(b) of the Company Disclosure Schedule (as such amount may be reduced prior to the Closing) under the heading “Amount Owed to the Company” will be deducted from any portion of the Estimated Merger Consideration, Excess Amount, if any, or Remaining Amount, if any that would otherwise be payable to such employees by Seller and will be deemed to repay the Company, on behalf of each such employee, such amounts.

(c)       If the Closing occurs on or prior to December 31, 2018, in the event any cash proceeds from a sale or recapitalization of any or all of the common equity or preferred equity of Discovery Holdco, LLC held by the Company or any of its Subsidiaries as of the date hereof (such equity, the “Discovery Equity” and such proceeds, “Discovery Proceeds”) are received by the Company or any of its Subsidiaries after the Adjustment Time and on or prior to December 31, 2018, then the first $17 million of such Discovery Proceeds, net of any Tax liability incurred by Parent or any of its Affiliates (determined without regard to the use or availability of any net operating loss, capital loss or other Tax asset (except, for the avoidance of doubt, any Tax basis in the Discovery Equity) belonging to Parent or any of its Affiliates to reduce such Tax liability) with respect to Seller’s portion of any such Discovery Proceeds, shall be paid to Seller and all Discovery Proceeds in excess of $17 million shall be paid to Parent.  For the avoidance of doubt, no proceeds from a sale of any or all of the Discovery Equity (i) if the Closing occurs on or prior to December 31, 2018, received after December 31, 2018 or (ii) if the Closing occurs after December 31, 2018, received after the Adjustment Time, shall be required to be paid to Seller. The parties will work in good faith to structure the foregoing arrangements in a manner that is tax efficient for both parties (and their direct and indirect equityholders). The amounts payable pursuant to this Section 7.14(c) shall be treated as an adjustment to the purchase price for U.S. federal, state, local, and non-U.S. income Tax purposes to the extent permitted by Law. Notwithstanding anything to the contrary contained herein, the sale or recapitalization of any or all of the Discovery Equity in a bona fide transaction with a non-Related Party in accordance with this Section 7.14(c) shall not be deemed to be in violation of Section 7.1 hereof.

(d)       At or prior to the Closing, Seller will use commercially reasonable efforts to (i) remove Seller and any of its Affiliates (other than the Company or any of its Subsidiaries) as a named insured or additional insured under each of the insurance policies listed on, or required to be listed on, Section 4.12 of the Company Disclosure Schedule and (ii) ensure that the Company (or at the written request of Parent, one of the Company’s Subsidiaries) is a named insured thereunder.

(e)       At or prior to Closing, the Company will use commercially reasonable efforts to fully settle, resolve or compromise the Oracle Matter; provided that (i) any such settlement, resolution or compromise shall only involve the payment of cash and shall not result in any other Liability or restriction on the Company or any of its Subsidiaries and (ii) the Company shall use reasonable best efforts to include a customary release related to all matters underlying the Oracle Matter; provided that if the Oracle Matter is not fully settled, resolved or compromised prior to Closing, a good faith estimate of all Liabilities arising out of or relating to the Oracle Matter shall be included as a current liability in Working Capital.

Article VIII

CONDITIONS OF CLOSING

Section 8.1 Conditions to Obligations of Each Party. The respective obligations of each party to consummate the Merger are subject to the fulfillment on the Closing Date of each of the following conditions:

(a)       there shall not be any Law in effect making illegal the consummation of the Merger, and there shall not be any Governmental Order in effect prohibiting the consummation of the Merger; and

(b)       any required waiting periods (including any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have terminated or expired.

Section 8.2 Additional Conditions to Obligations of Parent and Merger Sub. The obligations of each of Parent and Merger Sub to consummate the Merger are subject to the fulfillment, on the Closing Date, of each of the following conditions (any or all of which may be waived by Parent in whole or in part in its sole discretion):

(a)       (i) the Fundamental Representations (except for the representations and warranties of the Company contained in the last sentence of Section 4.3(a), the first sentence of Section 4.3(b), the second sentence of Section 4.3(c), and Section 4.5(a)) shall each be true and correct in all material respects (without giving effect to any materiality, “Material Adverse Effect” or similar qualifications set forth therein) as of the Closing Date as though made as of the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), (ii) the representations and warranties of the Company contained in the last sentence of Section 4.3(a), the first sentence of Section 4.3(b), the second sentence of Section 4.3(c) (without giving effect to any representation and warranty relating to the Subsidiary Joint Ventures set forth therein), and Section 4.5(a), shall each be true and correct in all respects as of the Closing Date as though made as of the Closing Date (without (other than in the case of the representations and warranties contained in Section 4.5(a)) giving effect to any materiality, “Material Adverse Effect” or similar qualifications set forth therein), (iii) each of the other representations and warranties of the Company contained in Article IV shall be true and correct (without giving effect to any materiality, “Material Adverse Effect” or similar qualifications set forth therein) as of the Closing Date as though made as of the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except, in the case of clause (iii), where the failure of such representations or warranties to be so true and correct has not had, and would not be reasonably expected to have, a Material Adverse Effect and (iv) each of the other representations and warranties of Seller contained in Article V shall be true and correct (without giving effect to any materiality, “Material Adverse Effect” or similar qualifications set forth therein) as of the Closing Date as though made as of the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except, in the case of clause (iv), where the failure of such representations and warranties to be so true and correct would not prevent or materially delay the Closing;

(b)       the Company and Seller shall each have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by the Company or Seller, as applicable, on or prior to the Closing Date;

(c)       Parent shall have received a certificate from Seller certifying that Seller is not a foreign person within the meaning of Treasury Regulation Section 1.1445-2(b) and Section 1446(f) of the Code; provided, that, in the event Seller fails to deliver such certification, the sole recourse of Parent and Merger Sub shall be to withhold on payments of Merger Consideration to the extent required by Law to the extent that any recipient of Merger Consideration does not deliver an acceptable alternative certification exempting such recipient from withholding;

(d)       since the date of this Agreement, no Material Adverse Effect shall have occurred;

(e)       the FCA Approval shall have been obtained; and

(f)       Parent shall have received a certificate duly executed by an executive officer of the Company certifying that the conditions set forth in subsections (a), (b) and (d) of this Section 8.2 have been satisfied.

Section 8.3 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the fulfillment, on the Closing Date, of each of the following conditions (any or all of which may be waived by the Company in whole or in part in its sole discretion):

(a)       the representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any materiality qualifications therein) as of the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except to the extent that the failure of such representations and warranties to be true and correct as of such dates would not prevent or materially delay the Closing;

(b)       Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Parent and Merger Sub on or prior to the Closing Date; and

(c)       the Company shall have received a certificate duly executed by an executive officer of Parent certifying that the conditions set forth in subsections (a) and (b) of this Section 8.3 have been satisfied.

Article IX

TERMINATION

Section 9.1 Termination of Agreement. This Agreement may be terminated at any time prior to the Closing Date as follows:

(a)       subject to Section 11.13, at the election of the Company or Parent on or after February 18, 2019 (the “Outside Date”), if the Closing shall not have occurred by 5:00 p.m. New York time on such date; provided, however, that neither the Company nor Parent

(as applicable) may terminate this Agreement pursuant to this Section 9.1(a) if it (or, in the case of Parent, Merger Sub) is in material breach of any of its obligations hereunder and such material breach causes, or results in, either (i) the failure to satisfy the conditions to the obligations of the terminating party set forth in Article VIII prior to the Outside Date, or (ii) the failure of the Closing to have occurred prior to the Outside Date;

(b)       by mutual written consent of the Company and Parent;

(c)       by the Company or Parent if there shall be in effect a final, nonappealable Governmental Order of a Governmental Body having competent jurisdiction over the business of the Company or any of its Subsidiaries prohibiting the consummation of the Merger; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to the party seeking to terminate if such party (or, in the case of Parent, Merger Sub) is then in breach of any of its representations, warranties, covenants or other agreements hereunder that would result in a failure of a condition set forth in Article VIII, as applicable;

(d)       by Parent if (i) Parent and Merger Sub are not in material breach of any of their respective obligations hereunder and (ii) the Company is in material breach of any of its representations, warranties or obligations hereunder that would render any condition set forth in Section 8.2(a) or Section 8.2(b) not to be satisfied, and such breach is either (A) not capable of being cured prior to the Outside Date or (B) if curable, is not cured within the earlier of (x) ten Business Days after the giving of written notice by Parent to the Company and (y) five Business Days prior to the Outside Date;

(e)       by the Company if (i) the Company and Seller are not in material breach of any of their respective obligations hereunder and (ii) Parent or Merger Sub is in material breach of any of its representations, warranties or obligations hereunder that would render any condition set forth in Section 8.3(a) or Section 8.3(b) not to be satisfied, and such breach is either (A) not capable of being cured prior to the Outside Date or (B) if curable, is not cured within the earlier of (x) ten Business Days after the giving of written notice by Parent to the Company and (y) five Business Days prior to the Outside Date; or

(f)       by Parent if by 11:59 pm New York time, on the day following the date hereof, the Company fails to deliver to Parent the Seller Written Consent and the Investor Consents, duly executed by Seller.

Section 9.2 Procedure Upon Termination. In the event of termination and abandonment by the Company or Parent, or both, pursuant to Section 9.1 (other than Section 9.1(b)), written notice thereof shall be given to the other party or parties, and the Merger shall be abandoned, without further action by any of the Company, Parent or Merger Sub.

Section 9.3 Effect of Termination.

(a)       In the event that this Agreement is validly terminated in accordance with Section 9.1, then this Agreement shall become void and each of the parties shall be relieved of its duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to any party hereto; provided, however, that subject to the terms of this Section 9.3, (i) no such termination shall (A) restrict the availability of specific performance, if any, set forth in Section 11.13 or (B) relieve any party hereto from liability for damages (excluding punitive or exemplary damages) resulting from Fraud or any Willful Breach and (ii) the provisions of Section 7.3, Section 7.4, Section 7.9(c), this Article IX, Section 10.1 and Article XI (other than Section 11.17) shall remain in full force and effect and survive any termination of this Agreement in accordance with its terms. In the event of a Willful Breach by Parent or Merger Sub, on the one hand, or Seller or the Company, on the other hand, Seller’s and the Company’s, or Parent’s and Merger Sub’s, as applicable, right to sue for damages shall include damages based on loss of the economic benefits of the transactions contemplated hereby to Seller (in the case of a Willful Breach by Parent or Merger Sub) or Parent (in the case of a Willful Breach by Seller or the Company), as applicable, and their respective direct and indirect equity-holders. For purposes of this Section 9.3, the term “Willful Breach” means a party’s knowing and intentional material breach of any of its representations or warranties as set forth in this Agreement, or such party’s material breach of any of its covenants or other agreements set forth in this Agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of this Agreement. Notwithstanding the foregoing, a failure by Parent and Merger Sub to close in accordance with this Agreement when they are obligated to do so, the inability of Parent to make any of the payments contemplated by this Agreement (including the payments contemplated by Article II) and/or the failure to obtain any financing necessary to make such payments shall be deemed to be a Willful Breach.

(b)       Notwithstanding anything to the contrary herein, this Agreement may only be enforced against, and any claims or causes of action that may be based upon or under this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the entities that are expressly identified as parties hereto and pursuant to and in accordance with the terms of the Confidentiality Agreement and no other Person, including any Debt Financing Source or any Non-Recourse Party, (other than, for the avoidance of doubt, any party to the Confidentiality Agreement, pursuant to, and in accordance with the terms thereof) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the Merger or the other transactions contemplated by this Agreement or in respect of any oral representations made or alleged to be made in connection herewith.

Article X

ADDITIONAL AGREEMENTS

Section 10.1 No Reliance.

(a)       Except for the representations and warranties contained in Article IV or Article V, Parent and Merger Sub are acquiring the business of the Company and its Subsidiaries “As-Is, Where-Is”, and neither the Company nor any of its Subsidiaries or any of their respective Affiliates, directors, officers, employees, subsidiaries, controlling persons, agents or other Representatives or any other Person or Non-Recourse Party has made or makes any other express or implied representation or warranty, whether written or oral, on behalf of the Company, the Company’s Subsidiaries or their respective Affiliates, directors, officers, employees, Subsidiaries, controlling persons, agents or other Representatives or any other Person.

(b)       Except for the representations and warranties contained in Article IV and Article V, and in the case of Fraud, none of Seller, the Company, the Company’s Subsidiaries or any other Person will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other Person resulting from the sharing with Parent and Merger Sub or their Representative, or Parent’s or Merger Sub’s use of any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in the Electronic Data Room or management presentations in expectation of the Merger or otherwise. Except for the representations and warranties contained in Article IV and Article V and in the case of Fraud, it is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations provided or addressed to Parent or Merger Sub are not and shall not be deemed to be or to include representations and warranties of the Company or any of its Subsidiaries or Affiliates. Except for the representations and warranties contained in Article IV, Parent and Merger Sub acknowledge and agree to the Company’s express disavowal and disclaimer of any other representations and warranties, whether made by the Company or any other Person on behalf of the Company, and of all liability and responsibility for any representation, warranty, projections, forecasts or other material made available to Parent or Merger Sub, including any opinion, information, projection, forecast or other information that may have been or may be provided to Parent or Merger Sub by any director, officer, employee, agent, consultant or other Representative of the Company or any of its Affiliates. In furtherance of the foregoing, and not in limitation thereof, Parent and Merger Sub specifically acknowledge and agree that none of the Company or any of its Subsidiaries or Affiliates makes or has made any representation or warranty, express or implied, with respect to any financial projection or forecast delivered to Parent or Merger Sub with respect to the performance of the Company or any of its Subsidiaries either before or after the Closing Date. Parent and Merger Sub acknowledge that they have conducted to their satisfaction their own independent investigation of the condition, operations and businesses of the Company and its Subsidiaries and, in making their determination to proceed with the Merger, Parent and Merger Sub have been provided and have evaluated such documents and information as they have deemed necessary and have relied solely on the results of their own independent investigation and verification and the representations and warranties expressly contained in Article IV and Article V.

(c)       Parent, Merger Sub and their respective Affiliates, directors, officers, employees, subsidiaries, controlling persons, agents and other Representatives hereby acknowledge that, except for the representations and warranties contained in Article IV and Article V, no other statutory, express or implied representation or warranty, whether written or oral, concerning the Membership Interests, the Merger or the business, assets or liabilities of the Company or its Subsidiaries, the execution, delivery or performance of this

Agreement or any other matter, including any implied warranties of merchantability and implied warranties of fitness for a particular purpose, is or has been made.

Section 10.2 Survival. The representations, warranties, covenants and agreements of the parties contained in this Agreement shall not survive beyond the Closing and, except in the case of Fraud, there shall be no liability in respect thereof, whether such liability has accrued prior to or after the Closing, on the part of any party, its Affiliates or any of their respective officers, directors, agents or other Representatives, except for those covenants and agreements that by their terms apply or are to be performed in whole or in part at or after the Closing and for Article XI (other than Section 11.17).

Section 10.3 Release. As a material inducement to Guarantor, Parent and Merger Sub to enter into this Agreement and the other Transaction Agreements to which it is a party, effective as of the Closing, Seller agrees (on behalf of itself and its Subsidiaries) not to sue and to fully release and discharge, Guarantor, Parent, the Surviving Company and its Subsidiaries, and each director, officer and employee of the Surviving Company and its Subsidiaries (in his or her capacity as such), from any and all Liabilities, claims, demands, rights, Liens, Contracts (including employment Contracts), covenants or proceedings, of whatever kind or nature in Law, equity or otherwise, whether now known or unknown, and whether or not concealed or hidden (collectively, “Released Claims”), which in each case any such Person has asserted or could have asserted against the Company, its Subsidiaries or any director, officer or employee thereof (in his or her capacity as such) arising out of acts, facts, circumstances or omissions existing, occurring or taking place prior to the Closing; provided that the foregoing agreement, release and discharge shall not limit or apply in respect of any Released Claims arising under this Agreement or the other Transaction Agreements. It is the intention of Seller that such release be effective as a bar to each and every Released Claim hereinabove specified. In furtherance of this intention, Seller hereby expressly waives, effective as of the Closing, any and all rights and benefits conferred upon it by the provisions of any Law with respect to the Released Claims hereinabove specified and expressly consents to this release being given full force and effect according to each and all of its express terms and provisions, including those related to unknown and unsuspected Released Claims, if any, to the same extent as those relating to any other Released Claims hereinabove specified. Seller (1) represents, warrants and acknowledges that it has been, or has had the opportunity to be, fully advised by its attorney of the contents of Section 1542 of the Civil Code of the State of California and (2) expressly waives any rights or benefits under Section 1542 of the Civil Code of the State of California and any similar provisions of applicable law of any other jurisdiction. Section 1542 states: “A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.”

Article XI

MISCELLANEOUS

Section 11.1 Assignment; Binding Effect. This Agreement and the rights hereunder are not assignable unless such assignment is consented to in writing by both Parent and the Company and, subject to the preceding clause, this Agreement and all the provisions hereof shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns; provided, however, that Parent may assign its rights hereunder in whole or in part to (a) one or more of its Affiliates, and (b) following the Closing, to any Person, but, in each case, no such assignment shall relieve Parent of any of its obligations under this Agreement.

Section 11.2 Governing Law; Jurisdiction.

(a)       This Agreement and all Actions (whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any Action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be governed by and construed in accordance with the Laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws.

(b)       Each of the parties hereto hereby irrevocably and unconditionally (i) submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery in Wilmington, Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, the United States District Court for the Southern District of New York located in New York, New York or, if such court declines to accept jurisdiction, then any court of the State of New York sitting in the borough of Manhattan), and any appellate court from any thereof, in any Action arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement (including any Action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement), or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such Actions shall be heard and determined in such Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, the United States District Court for the Southern District of New York located in New York, New York or, if such court declines to accept jurisdiction, then any court of the State of New York sitting in the borough of Manhattan), (ii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any Action arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement (including any Action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) in the Delaware Court of Chancery, the United States District Court for the Southern District of New York located in New York, New York or any court of the State of New York sitting in the borough of Manhattan, (iii) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in any such court and (iv) agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the parties hereto agrees that service of process, summons, notice or document by registered mail addressed to it at the applicable address in Section 11.4 set forth below shall be effective service of process for any Action brought in any such court. Notwithstanding anything herein to the contrary, each of the parties hereto acknowledges and irrevocably agrees (i) that it will not bring or support, or permit any of its Affiliates to bring or support, any Action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources arising out of, or relating to, the transactions contemplated hereby, the Debt Financing Commitments, the Debt Financing or the performance of services thereunder or related thereto in any forum other than the state or federal court sitting in the Borough of Manhattan, New York, New York, and any appellate court thereof and each party hereto submits for itself and its property with respect to any such Action to the exclusive jurisdiction of such court, (ii) to waive and hereby waives any right to trial by jury in respect of any such Action and (iii) that any such Action shall be governed by, and construed in accordance with, the laws of the State of New York without regard to the conflicts of law rules of such State that would result in the application of the laws of any other State.

Section 11.3 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THE NEGOTIATION, EXECUTION, PERFORMANCE, AND ENFORCEMENT OF THIS AGREEMENT AND FOR ANY COUNTERCLAIM WITH RESPECT THERETO OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THE DEBT FINANCING. EACH OF THE PARTIES HERETO (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR THE MERGER BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 11.3.

Section 11.4 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (a) when received if delivered personally, (b) when sent by facsimile or e-mail (which is confirmed by the intended recipient), (c) on the next Business Day when sent by overnight courier service and (d) when received if mailed by certified or registered mail, return receipt requested, with postage prepaid, in each case, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Seller or the Company (prior to the Effective Time), to:

Ipreo Holdings LLC

1359 Broadway

New York, New York 10018

Attention:	John McSherry
Email:	john.mcsherry@ipreo.com

and to:

ARS Holdco, LLC
c/o The Blackstone Group L.P.
345 Park Avenue
New York, New York 10154

Attention:	Martin Brand; Greg Blank
Fax:	(212) 583-5722
Email:	brand@blackstone.com; blank@blackstone.com

and

c/o Broad Street Principal Investments, L.L.C.
200 West Street
New York, New York 10282-2198

Attention:	Sumit Rajpal; Anthony Arnold
Fax.:	(212) 357-5505
Email:	sumit.rajpal@gs.com; anthony.arnold@gs.com

with copies (which shall not constitute notice), in the case of notice to Seller or the Company (prior to the Effective Time), to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Attention:	Christopher Machera
Fax:	(212) 310-8007
Email:	chris.machera@weil.com

If to Parent, Merger Sub or the Company (on or after the Effective Time), to:

Markit North America, Inc.
450 West 33rd St., 5th Floor

New York, NY 10001

Attention:	General Counsel
Deputy General Counsel
Fax:	(212) 931-4900
E-mail:	sari.granat@ihsmarkit.com
christopher.mcloughlin@ihsmarkit.com

with copies (which shall not constitute notice), in the case of notice to Parent, Merger Sub or the Company (on or after the Effective Time), to:

Davis Polk & Wardwell LLP
450 Lexington Avenue

New York, New York 10017

Attention:	Louis Goldberg
H. Oliver Smith
Fax:	(212) 701-5636

E-mail:	louis.goldberg@davispolk.com
oliver.smith@davispolk.com

or to such other address, facsimile number or Person as a party shall have last designated by such notice to the other parties.

Section 11.5 Headings. The headings contained in this Agreement are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.

Section 11.6 Fees and Expenses. Except as otherwise specified in this Agreement, each party shall bear its own costs and expenses (including investment advisory, accounting and legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby; provided, however, that Parent shall be responsible for all fees in connection with any filing pursuant to the HSR Act or any Competition Laws and all Transfer Taxes (as well as the filing of all Tax Returns with respect thereto) incurred in connection with the Merger. For the avoidance of doubt, any Transfer Taxes incurred in connection with any pre-Merger transactions undertaken by or with respect to the Company or any of its Subsidiaries shall be borne by the Seller.

Section 11.7 Entire Agreement. This Agreement (including the Exhibits and Schedules), together with the other Transaction Agreements, constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings between the parties with respect to such subject matter; provided, however, that this Agreement shall not supersede the terms and provisions of the Confidentiality Agreement, which shall survive and remain in effect until expiration or termination thereof in accordance with its terms and this Agreement.

Section 11.8 Interpretation.

(a)       When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article, Section, Exhibit or Schedule of or to this Agreement (or, with respect to any references to Sections of the Company Disclosure Schedule, the Company Disclosure Schedule) unless otherwise indicated.

(b)       Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(c)       When a reference in this Agreement is made to a “party” or “parties,” such reference shall be to a party or parties to this Agreement unless otherwise indicated.

(d)       Unless the context requires otherwise, the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words in this Agreement refer to this entire Agreement.

(e)       Unless the context requires otherwise, words in this Agreement using the singular or plural number also include the plural or singular number, respectively, and the use of any gender herein shall be deemed to include the other genders.

(f)       The words “to the extent” shall mean the degree to which a subject or other thing extends, and shall not simply mean “if”.

(g)       References in this Agreement to “dollars” or “$” are to U.S. dollars.

(h)       The use of “or” is not intended to be exclusive unless expressly indicated otherwise.

(i)       The use of “ordinary course of business” will in all cases mean “ordinary course of business consistent with past practice.”

(j)       Reference to any Person includes such Person’s successors and assigns to the extent such successors and assigns are permitted by the terms of any applicable Contract, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually.

(k)       Reference to any Contract (including this Agreement), document or instrument shall mean such Contract, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms of this Agreement.

(l)       Reference to any statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder.

(m)       All terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant to this Agreement, unless otherwise defined in such certificate or other document.

(n)       Any document, list or other item shall be deemed to have been “made available” to Parent for all purposes of this Agreement only if such document, list, or other item was posted in the Electronic Data Room on or prior to the date hereof.

(o)       This Agreement was prepared jointly by the parties and no rule that it be construed against the drafter will have any application in its construction or interpretation.

Section 11.9 Company Disclosure Schedule.

(a)       The Company Disclosure Schedule and the information and disclosures contained therein relate to and qualify certain of the representations, warranties, covenants and obligations made by the Company in this Agreement and shall not be construed or otherwise deemed to constitute, any representation, warranty, covenant or obligation of the Company or any other Person. No reference to or disclosure of any item or other matter in the Company

Disclosure Schedule shall be construed as an admission or indication, in and of itself, that such item represents a material exception or material fact, event or circumstance, that such item has had or would reasonably be expected to have a Material Adverse Effect, or that such item or other matter is required to be referred to or disclosed in the Company Disclosure Schedule. Such additional matters are set forth for informational purposes only. No reference in the Company Disclosure Schedule to any agreement or document, in and of itself, shall be construed as an admission or indication that such agreement or document is enforceable or currently in effect or that there are any obligations remaining to be performed or any rights that may be exercised under such agreement or document. No disclosure in the Company Disclosure Schedule relating to any possible breach or violation of, or non-compliance with, any agreement, law or regulation, in and of itself, shall be construed as an admission or indication that any such breach, violation or non-compliance exists or has actually occurred, and nothing in the Company Disclosure Schedule shall constitute an admission of any liability or obligation of any Person to any other Person or shall confer or give any third party any remedy, claim, liability, reimbursement, cause of action or any other right whatsoever. Neither the specification of any item or matter in any representation or warranty contained in this Agreement nor the inclusion of any specific item in the Company Disclosure Schedule is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business, and no party shall use the fact of the setting forth or the inclusion of any such item or matter in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included in the Company Disclosure Schedule is or is not in the ordinary course of business for purposes of this Agreement. The Company Disclosure Schedule is arranged in sections corresponding to the Sections in this Agreement and any items or matters set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply to and qualify the Section or subsection of this Agreement to which it corresponds and each other Section or subsection of this Agreement to the extent the relevance of such items or matters to such other Section or subsection of this Agreement is, on the face of such items or matters, reasonably apparent. The inclusion of any cross-references to any section or subsection of the Company Disclosure Schedule, or the failure to include such cross-references, shall not be deemed to mean that the relevance of any disclosure is not, on its face, reasonably apparent for the purposes of the immediately preceding sentence. The headings contained in the Company Disclosure Schedule are included for convenience and reference only, and are not intended to limit the effect of the disclosures contained in the Company Disclosure Schedule or to expand, modify or influence the scope of the information required to be disclosed in the Company Disclosure Schedule or the interpretation of this Agreement.

(b)       The information contained in the Company Disclosure Schedule is confidential, proprietary information of the Company, and Parent and Merger Sub shall be obligated to maintain and protect such confidential information pursuant to this Agreement and the Confidentiality Agreement. In disclosing the information in the Company Disclosure Schedule, the Company expressly does not waive any attorney-client privilege or other similar privilege associated with such information or any protection afforded by the work-product doctrine or other similar doctrine with respect to any of the matters disclosed or discussed herein.

Section 11.10 Waiver and Amendment. This Agreement may be amended, modified or supplemented only by a mutual written agreement executed and delivered by Seller and Parent. Except as otherwise provided in this Agreement, any failure of any party to comply with any obligation, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure; provided further that no amendment, modification or supplement shall be made to this Agreement that would adversely affect the rights of the Debt Financing Sources as set forth in this Section 11.10, Section 9.3, Section 11.2, Section 11.3 and Section 11.12 (and in each case any related definitions to the extent a modification, waiver or termination of such definitions would modify the substance of any of the foregoing provisions) without the prior written consent of such adversely affected Debt Financing Sources.

Section 11.11 Counterparts. This Agreement may be executed in any number of counterparts, including by means of facsimile or email in Portable Document Format, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

Section 11.12 Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of, and be enforceable by, only the parties hereto and their respective successors and permitted assigns except as set forth in Section 7.7, Section 10.1 and Section 11.15 which rights are hereby expressly acknowledged and agreed to by Parent and Merger Sub, nothing herein, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement; provided that the Debt Financing Sources shall be express third-party beneficiaries of and have the right to enforce this Section 11.2, Section 9.3(b), Section 11.2, Section 11.3, and Section 11.10.

Section 11.13 Specific Performance. Each of the parties hereto acknowledges that the rights of each party to consummate the transactions contemplated hereby (including the Merger) are unique and recognizes and affirms that irreparable damage would occur, money damages would be inadequate and the non-breaching party would have no adequate remedy at Law in the event that any of the provisions of this Agreement or any Transaction Agreement are not performed in accordance with their specific terms or are otherwise breached. Accordingly, the parties agree that such non-breaching party shall have the right, in addition to any other rights and remedies existing in their favor at law or in equity, to enforce their rights and the other party’s obligations hereunder not only by an action or actions for damages but also by an action or actions for specific performance, injunctive and/or other equitable relief (without proof of damages and without posting of bond or other security) to prevent breaches of this Agreement or any Transaction Agreement and to enforce specifically the terms and provisions of this Agreement and any Transaction Agreement. If any party brings any action to enforce specifically the performance of the terms and provisions hereof by any other party, the party bringing such action may unilaterally extend the Outside Date (notwithstanding the termination provisions of Section 9.1), so long as the party bringing such action is actively seeking a court order for an injunction or injunctions or to specifically enforce the terms and provisions of this

Agreement or any Transaction Agreement. Each party hereto agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that (i) there is an appropriate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or in equity. In no event shall the exercise of a party’s right to seek specific performance pursuant to this Section 11.13 reduce, restrict or otherwise limit such party’s right to terminate this Agreement pursuant to Section 9.1 or pursue any other applicable remedy at law, including seeking money damages.

Section 11.14 Severability. If any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

Section 11.15 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this Agreement, Parent and Merger Sub each covenants, agrees and acknowledges that no Persons other than Seller and the Company have any liabilities, obligations, commitments (whether known or unknown or whether contingent or otherwise) hereunder, and that, notwithstanding that the equityholders of Seller or their respective managing members or general partners may be partnerships or limited liability companies, Parent has no right of recovery under this Agreement, or any claim based on such liabilities, obligations, commitments against, and no personal liability shall attach to, the former, current or future equityholders, controlling persons, directors, officers, employees, agents, Affiliates, members, managers or general or limited partners of any of the Company or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, Affiliate or agent of any of the foregoing, in each case other than Seller and the Company (collectively, but not including Seller and the Company, each a “Non-Recourse Party”), through the Company or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of the Company against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or Law, or otherwise. Notwithstanding anything to the contrary in this Section 11.15, nothing in this Section 11.15 shall be deemed to limit any liabilities or obligations of, or claims against, any party to any other Transaction Agreement, or serve as a waiver of any right on the part of any party to any such other Transaction Agreement to initiate any Action permitted pursuant to, and in accordance with the specific terms of such other Transaction Agreement.

Section 11.16 Representation. Parent, Merger Sub and the Company hereby agree, on their own behalf and on behalf of their Affiliates, and each of their and their Affiliates’ managers, directors, members, partners, officers, employees and Affiliates, and each of their successors and assigns (all such parties, the “Waiving Parties”), that Weil, Gotshal & Manges LLP may represent Seller, Affiliates of Seller or any manager, director, member, partner, officer, employee or other Representative of Seller or Affiliates of Seller in connection with any dispute, litigation, claim, proceeding or obligation arising out of or relating to this Agreement, including under any agreements contemplated by this Agreement or the transactions contemplated hereby or thereby (any such representation, the “Post-Closing Representation”) notwithstanding its representation (or any continued representation) of the Company and/or any of its Subsidiaries, and each of Parent, Merger Sub and the Company on behalf of itself and the Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest or any objection arising therefrom or relating thereto. Parent, Merger Sub and the Company acknowledge that the foregoing provision applies whether or not Weil, Gotshal & Manges LLP provides legal services to the Company or any of its Subsidiaries after the Closing Date. Each of Parent, Merger Sub and the Company, for itself and the Waiving Parties, hereby irrevocably acknowledges and agrees that all communications between or among the Company and its Subsidiaries, Seller and their legal counsel, including Weil, Gotshal & Manges LLP, made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or proceeding arising out of or relating to, this Agreement, any agreements contemplated by this Agreement or the transactions contemplated hereby or thereby, or any matter relating to any of the foregoing, that are privileged communications between Seller and such counsel (notwithstanding that the Company or any of its Subsidiaries participated or was provided such communications nor that the Company or any of its Subsidiaries is also a client of such legal counsel) shall remain privileged communications from and after the Closing and neither Parent, Merger Sub, the Company, any Subsidiary of the Company, nor any Person purporting to act on behalf of or through Parent, Merger Sub or the Company or any of the Waiving Parties, will seek to obtain the same by any process. From and after the Closing, each of Parent, Merger Sub and the Company, on behalf of itself and the Waiving Parties, waives and will not assert any attorney-client privilege with respect to any privileged communication between Weil, Gotshal & Manges LLP and the Company, its Subsidiaries or Seller occurring prior to the Closing in connection with this Agreement, any of the agreements contemplated hereby, any of the transactions contemplated hereby or therein or any Post-Closing Representation. Notwithstanding the foregoing, in the event that a dispute arises between Parent, the Company or any Subsidiary of the Company, on the one hand, and a third party other than a Seller, on the other hand, Parent, the Company or a Subsidiary of the Company may assert the attorney-client privilege to prevent the disclosure of such communications to such third party; provided, that none of Parent, the Company or any Subsidiary of the Company may waive such privilege without the prior written consent of Seller.

Section 11.17 Guarantee. Guarantor shall cause Parent to comply with all of its obligations under this Agreement through and including the Closing, including those obligations set forth in Section 2.2 and Section 11.13 (collectively, the “Obligations”). Guarantor, intending to be legally bound, hereby irrevocably, absolutely and unconditionally guarantees, as a primary obligor and not merely as a surety, the due and punctual performance of the Obligations, and if Parent shall default in the due and punctual performance of any such Obligations, Seller shall be entitled to enforce directly against Guarantor such obligations. The Guarantor represents and warrants as follows: (i) the Guarantor has the necessary power and authority to enter into this Agreement and perform its obligations hereunder; (ii) the execution, delivery and performance by the Guarantor of this Agreement have been duly authorized by any necessary action on the part of the Guarantor and its board of directors or other governing body; and (iii) this Agreement, assuming due execution and delivery by the respective parties hereto, constitutes the legal, valid and binding obligations of the Guarantor, enforceable against it in accordance with their respective terms.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed the day and year first above written.

INFINITY INTERMEDIATE HOLDINGS, LLC

By:	/s/ Kevin Marcus
Name: Kevin Marcus
Title: President & Chief Operating Officer

IPREO PARENT HOLDCO LLC

By:	/s/ Scott C. Ganeles
Name: Scott C. Ganeles
Title: Chief Executive Officer

[Signature Page to Merger Agreement]

MARKIT NORTH AMERICA, INC.

By:	/s/ Todd Hyatt
Name: Todd Hyatt
Title: EVP and Chief Financial Officer

IREDELL HOLDINGS LLC

By:	/s/ Todd Hyatt
Name: Todd Hyatt
Title: EVP and Chief Financial Officer

IHS Markit Ltd., solely for purposes of Section 11.17

By:	/s/ Todd Hyatt
Name: Todd Hyatt
Title: EVP and Chief Financial Officer

[Signature Page to Merger Agreement]